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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME West Japan Railway Co

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34777 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 6/27/08

April 30, 2008

Last posted on April 30, 2008

West Japan Railway Company

Flash Report (Consolidated and Non-Consolidated Basis)

Results for the year ended March 31, 2008

Forward-Looking Statements

This release contains forward-looking statements that are based on JR-West's current expectations, assumptions, estimates and projections about its business, industry, and capital markets around the world.

These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may" "will" "expect" "anticipate" "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of JR-West's financial condition, or state other forward-looking information.

Known or unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statements. JR-West cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. JR-West's actual results could be materially different from and worse than expectations.

Important risks and factors that could cause actual results to be materially different from expectations include, but are not limited to:

- expenses, liability, loss of revenue or adverse publicity associated with property or casualty losses;
- economic downturn, deflation and population decreases;
- adverse changes in laws, regulations and government policies in Japan;
- service improvements, price reductions and other strategies undertaken by competitors such as passenger railway and airlines companies;
- earthquake and other natural disaster risks; and
- failure of computer telecommunications systems disrupting railway or other operations

All forward-looking statements in this release are made as of April 30, 2008 based on information available to JR-West as of the date April 30, 2008 and JR-West does not undertake to update or revise any of its forward-looking statements or reflect future events or circumstances.

FLASH REPORT (CONSOLIDATED BASIS)

Company name: **West Japan Railway Company**

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021 URL: http://www.westjr.co.jp

President: Masao Yamazaki

For further information, please contact: Michio Utsunomiya, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

Scheduled Date for the General Meeting of Shareholders: June 2008

(Final date to be determined at the Board of Directors meeting held in May)

Planned filing of an annual security report: Undecided

Planned start of dividend payments: Undecided

(Figures less than ¥1 million have been omitted.)

1. Performance

(1) Operating results

1. Years ended March 31

Percentages indicate year-on-year increase/ (decrease).

	Operating revenues		Operating income		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
2008	1,290,190	2.2	137,413	1.5	108,857	4.5	57,707	1.6
2007	1,262,935	1.8	135,341	0.1	104,154	1.9	56,791	22.1

	Net income per share	Net income per share after dilution	Return on equity	Recurring profit-to-total assets ratio	Operating income-to-operating revenues ratio
	Yen	Yen	%	%	%
2008	28,954.78	—	9.3	4.5	10.7
2007	28,415.07	—	9.7	4.4	10.7

(Reference) Gain (Loss) on investment by equity method: Year ended March 31, 2008: ¥1,298 million,
Year ended March 31, 2007: ¥1,016 million

(2) Financial position

At March 31

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
2008	2,462,831	670,838	25.9	322,294.60
2007	2,401,667	637,849	25.3	303,906.52

(Reference) Total shareholders' equity: March 31, 2008: ¥638,670 million, March 31, 2007: ¥607,544 million

(3) Cash flows

Years ended March 31

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financial activities	Cash and cash equivalents at end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
2008	222,183	(179,281)	(55,879)	44,606
2007	188,618	(131,776)	(54,690)	57,584

2. Dividends

Years ended/ending March 31

Record date	Dividends per share: Interim dividends	Year-end dividends	Total	Total amount of dividends (for the entire fiscal year)	Payout ratio	Dividends-to-net assets ratio
	Yen	Yen	Yen	Millions of yen	%	%
2007	3,000.00	3,000.00	6,000.00	12,000	21.1	2.0
2008	3,000.00	3,000.00	6,000.00	11,947	20.7	1.9
2009 (Forecast)	3,000.00	3,000.00	6,000.00		18.6	

3. Forecasts for Fiscal Year ending March 31, 2009

Percentages indicate year-on-year increase/ (decrease).

	Operating revenues		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Interim period	636,200	0.6	79,300	0.0	63,300	0.1
Fiscal year	1,298,000	0.6	143,000	4.1	114,800	5.5

	Net income		Net income per share
	Millions of yen	%	Yen
Interim period	37,200	9.7	18,772.38
Fiscal year	64,000	10.9	32,296.56

4. Other

1. Significant changes in subsidiaries during the subject fiscal year (Transfer of particular subsidiaries following a change in the scope of consolidation): None

2. Changes in accounting rules, procedures or method of presentation relating to the preparation of the consolidated financial statements (Matters included in changes to significant items that form the basis for preparation of the consolidated financial statements).
   a. Changes in accordance with revisions to accounting standards: Yes
   b. Other changes: Yes

3. Number of Shares Outstanding (Common stock)
   Number of shares outstanding at fiscal year-end:
   2008: 2,000,000 shares 2007: 2,000,000 shares
   Number of treasury stocks at fiscal year-end:
   2008: 18,365 shares 2007: 885 shares

4. Dividend payments for the fiscal year ended March 31, 2008, upon approval at a meeting of the Company's Board of Directors in May, will be submitted as a proposition during the General Meeting of Shareholders to be held in June.

(Reference) FLASH REPORT (NON-CONSOLIDATED BASIS)

1. Performance

(1) Operating results

Years ended March 31

Percentages indicate year-on-year increase/ (decrease).

	Operating revenues		Operating income		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
2008	879,460	1.6	109,824	0.8	79,974	2.9	45,128	1.0
2007	865,810	1.7	108,966	(0.0)	77,686	2.2	44,683	27.2

	Net income per share	Net income per share after dilution
	Yen	Yen
2008	22,632.52	—
2007	22,341.69	—

(2) Financial position

At March 31

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
2008	2,222,947	552,445	24.9	278,651.89
2007	2,151,875	533,320	24.8	266,660.13

(Reference) Total shareholders' equity: March 31, 2008: ¥552,445 million, March 31, 2007: ¥533,320 million

2. Forecasts for Fiscal Year ending March 31, 2009

Percentages indicate year-on-year increase/ (decrease).

	Operating revenues		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Interim period	441,000	0.8	69,000	0.1	53,000	0.9
Fiscal year	886,500	0.8	115,000	4.7	85,500	6.9

	Net income		Net income per share
	Millions of yen	%	Yen
Interim period	32,000	9.7	16,140.70
Fiscal year	51,000	13.0	25,724.24

The forward-looking statements made in this document, including the aforementioned forecasts, are based on all information available to the management at the time of this document's release. Actual results may differ from the results anticipated in the statements.

QUALITATIVE INFORMATION RELATED TO BUSINESS PERFORMANCE AND FINANCIAL STATEMENTS

1. BUSINESS PERFORMANCE

1. Analysis of Business Performance

(1) Overview of Results for the Subject Period

On April 25, 2005, the Company caused an extremely serious accident when one of its trains derailed between Tsukaguchi and Amagasaki stations on the Fukuchiyama Line, resulting in 106 fatalities and more than 500 injuries of passengers. Since the accident JR-West has exerted its full effort to support the bereaved families and all those who were victims of the accident. These efforts included the holding of a memorial ceremony, as well as a series of briefing sessions to report on such matters as the Company's response to the investigative report received from the Aircraft and Railway Accidents Investigation Commission.

JR-West has also implemented measures aimed at realizing "a corporate culture that places top priority on safety" as outlined in the JR-West Group's medium-term management targets, formulated in accordance with the Corporate Philosophy and Safety Charter formulated in March 2006. With regard to safety enhancement in particular—the highest priority management issue—we are implementing all items in our Safety Enhancement Plan. These items cover both the software and hardware aspects of our operations, and we have made visible progress with the majority of them. We further worked to establish a Safety Management System based on the Railway Safety Management Manual formulated in according with revisions to the Railway Business Law.

On June 28, 2007, the Aircraft and Railway Accidents Investigation Commission published its report on the Fukuchiyama Line accident, which along with its findings on the causes of the accident called attention to numerous matters covering a wide range of the Company's railway operations. We humbly accept the report, and are working to make improvements by sincerely and quickly addressing its recommendations, findings and other issues raised.

The publication of the investigative report has prompted JR-West to begin formulating a new safety plan. In September 2007, we established an Advisory Panel for Safety Promotion composed of safety specialists, and have received advice regarding means to improve safety going forward. Based on these recommendations, JR-West has formulated a Basic Safety Plan covering the five-year period from April 2008. We have also established an Advisory Panel for reform of corporate culture made up of experts from outside the Company, and are moving ahead with measures aimed at reforming the corporate culture and atmosphere.

JR-West has also strengthened the functions of the railway business and other divisions. This included measures aimed at creating a unified planning and operational structure for the Shinkansen business, such as the establishment of the Shinkansen Supervising Department within the Railway Operations Headquarters, and the creation of the Shinkansen Management Division, which functions as an operations office.

Through these efforts JR-West has devoted its full effort to enhancing safety in its mainstay railway business, while in other Group operations has developed a variety of measures that draw on the unique characteristics of each business and effectively utilize their assets.

As a result, on a consolidated basis, operating revenues for the subject fiscal year rose 2.2% over the previous fiscal year to ¥1,290.1 billion, with operating income up 1.5% to ¥137.4 billion. Recurring profit increased 4.5% to ¥108.8 billion, net income rose 1.6% over the previous fiscal year to ¥57.7 billion.

(2) Results by Business Segment

Transportation Operations

In the railway business, the Company concentrated on implementing its Safety Enhancement Plan and various other measures aimed at building a corporate culture that places top priority on safety. Specific measures included efforts to foster an attitude of prioritizing safety through regular convening of safety meetings to allow management and officers on the one hand and employees in the field on the other to directly exchange opinions, along with promotion of the "point and call" principle. The term "accident origins," from the standpoint of further fostering a corporate culture promoting reporting, has been replaced by the term "safety reports."

In terms of facilities, along with expansion of the ATS-P system we have improved the safety of crossings, installed train proximity warning devices to help prevent accidents involving ground engineering staff, introduced emergency earthquake warning systems, increased the number of anemometers, and strengthened pillars supporting elevated tracks against earthquakes. Further, taking to heart the seriousness of the accident now and in the future, we enhanced safety education through utilization of the Railway Safety Education Center established in April 2007 to teach systematically the lessons learned from accidents, and introduced "case studies of unequivocal verbal communication," a training method to help prevent mistakes arising from miscommunication. We have also established a committee to prevent transportation disruptions caused by engineering work and made steady progress with accident prevention measures, as well as conducted comprehensive training for train accidents in order to better aid passengers and provide an improved response when an accident occurs.

In transportation operations, on the Sanyo Shinkansen JR-West introduced the new N700 Series in July 2007, and in March 2008 began running one N700 Series *Nozomi* train between Tokyo and Hakata each hour, as well as increased the number of *Nozomi* trains operating between Tokyo and Hiroshima. For conventional railway lines, we worked to increase convenience with a timetable revision in March 2008 reflecting the start of service on a portion of the Osaka Higashi line between Hanaten and Kyuhoji stations, as well as increasing the number of through-service rapid trains to Osaka from the Hanwa line, and opening new stations.

Sales and marketing initiatives included proactive publication of information on the Sanyo Shinkansen to promote utilization, including timetable revisions, the comfort of the N700 Series, and the increased number of trains in operation, as well as the convenience and price advantages of the Express Reservation system. In September 2007 we introduced ICOCA service in the Okayama and Hiroshima regions, and from March 2008 offered interoperability of ICOCA and TOICA (operated by JR Central). We further worked in cooperation with local governments, travel agents and other JR companies to develop strategies for the DISCOVER WEST Campaign and other travel promotions, and stimulate demand for tourism.

For customer service initiatives we worked to make railways more user-friendly through such measures as increasing the number of Green Ticket Vending Machines, and installing elevators, escalators and other barrier-free facilities, as well as introducing "women only" seat on certain limited express trains, renewing the JR Odekake.net website, and offering information on train operations to customers through email to mobile phones. We also steadily increased the number of automatic external defibrillator (AED) devices available, and worked to raise awareness of emergency buttons on station platforms, in trains and at crossings to prepare for emergencies.

In research and development, the Safety Research Institute conducted research that would lead to improvements in safety from the standpoint of the human factor, such as motions related to effective basic movement. New technology development focused on such areas as ensuring safety and enhancing service. We began using on a trial basis a GPS-based train proximity warning system that functions as a back-up system to prevent train accidents involving ground engineering staff.

To address environmental issues, JR-West worked to firmly implement its environmental management system, and released information to promote itself as a railway friendly to the global environment. Also, the N700 Series received the environment minister's award for global warming prevention activities 2007.

In ferry services, the Company worked to establish safety management systems based on the Marine Safety Management Manual.

In bus services, JR-West worked to further ensure transportation safety by upgrading safety equipment in buses, enhancing employee education, and other measures. We also made an effort to provide routes that fit the varied needs of customers, such as beginning bus service between Kobe and Shirahama.

As a result, operating revenues for Transportation Operations segment increased 1.5% over the previous fiscal year, to ¥877.8 billion, with operating income up 0.2%, to ¥97.4 billion.

Sales of Goods and Food Services

JR-West continued its efforts to improve the attractiveness of stations, such as by opening SUN FESTA OKAYAMA in Okayama Station and Shin-Kobe Entree Marche in Shin-Kobe Station, as well as promoting the opening of new types of Kiosk stands, such as a "self-service" style. For the JR Kyoto Isetan department store we took steps to increase store revenues in accordance with the 10th anniversary of the opening of the Kyoto Station building, including a renewal of the men's clothing floor, and the opening of SUVACO JR Kyoto Isetan, a new station commercial facility along the north-south passage through Kyoto Station.

As a result, operating revenues in the Sales of Goods and Food Services segment rose 1.3% over the previous fiscal year, to ¥255.5 billion, with operating income up 4.3%, to ¥5.2 billion.

Real Estate Business

JR-West continued to develop station premises and surrounding areas, including the opening of the JR Kyoto Station NK Building at Kyoto Station with a large-scale electronics retailer, the JR Kanazawa Station NK Building at Kanazawa Station, and SUN STATION TERRACE FUKUYAMA shopping center at Fukuyama Station. We worked to move steadily forward with the plan for the Osaka Station Renovation, including the New North Building Development and ACTY Osaka expansion. In addition, we continuously developed condominium apartments on land formerly used for housing for company employees, making an effort to effectively utilize assets.

As a result, operating revenues for the Real Estate segment rose 19.2% over the previous fiscal year, to ¥90.6 billion, with operating income up 16.2%, to ¥24.6 billion.

Other Businesses

In travel agency operations, JR-West pursued sales and marketing activities utilizing the New Domestic Travel Information System recently put into operation. We also formulated the Nippon Travel Agency Group Medium-Term Business Plan (Fiscal 2009 through Fiscal 2011), which sets a policy of stable growth in core fields and a shift of management resources to growth fields.

In hotel operations, the Company promoted sales with renovations to its guest rooms and dining facilities, as well as hosted various events.

For the ICOCA e-money service we began offering the service in the Okayama and Hiroshima regions, began providing interoperability with JR East's Suica, and expanded the number of stores around town and in stations where the service can be used.

As a result, operating revenues in the Other Businesses segment increased 1.6% over the previous fiscal year, to ¥304.9 billion, though operating income fell 11.8%, to ¥11.0 billion.

(3) Forecast for Fiscal 2009 (ending March 31, 2009)

The JR-West Group, focusing on its core railway business, is working together as a Group to establish a corporate culture that places top priority on safety, seeking to regain trust as quickly as possible, and achieve sustainable growth as a corporate group.

In the railway business, we have made substantial improvements to our safety management system in accordance with the Railway Safety Management Manual formulated in October 2006, and will continue to strive to provide a safe, trusted, and high-quality transportation service based on the newly formulated Basic Safety Plan.

In the areas of sales of goods and food services and real estate, JR-West will work to improve the attractiveness of areas along our railway lines through such measures as creation of convenient stations together with the railway operations division, development of the areas around stations in cooperation with local governments and communities, and beautification and revitalization of the areas under elevated tracks. We will also steadily continue with the Osaka Station Renovation and other projects, paving the way for opening of new department stores by West Japan Railway Isetan Limited. For the ICOCA e-money service we will expand the number of stores accepting ICOCA in order to improve the convenience of the service.

Forecasts for the fiscal year ending March 31, 2009, as of the date of this statement, are as follows:

Operating revenues:	¥1,298.0 billion	Up 0.6% YOY
Operating income:	¥143.0 billion	Up 4.1% YOY
Recurring profit:	¥114.8 billion	Up 5.5% YOY
Net income:	¥64.0 billion	Up 10.9% YOY

Note: Results forecasts presented above are based on certain assumptions considered rational as of the date of this statement, and are subject to change.

2. Financial Position

(1) Cash flows from operating activities

Cash provided by operating activities amounted to ¥222.1 billion, a rise of ¥33.5 billion from the previous fiscal year. The main factor affecting cash was an increase in operating revenues.

(2) Cash flows from investing activities

Cash used in investing activities amounted to ¥179.2 billion, a rise of ¥47.5 billion from the previous fiscal year. The main factor affecting cash was purchases of property, plant and equipment.

(3) Cash flows from financing activities

Cash used in financing activities amounted to ¥55.8 billion, ¥1.1 billion more than in the previous fiscal year. Although expenditures for repayment of long-term debt and payables declined, expenditures for acquisition of treasury stock increased.

As a result, cash and cash equivalents at end of this fiscal year decreased ¥12.9 billion to ¥44.6 billion.

(Reference) Cash Flow Indicators

Years ended March 31

	2004	2005	2006	2007	2008
Equity ratio (%)	19.9	22.2	23.9	25.3	25.9
Equity ratio, based on market value (%)	34.6	36.9	42.2	45.3	35.2
Interest-bearing debt to cash flow ratio (Times)	8.0	7.4	6.1	5.1	4.2
Interest coverage ratio (Times)	2.8	3.1	3.4	3.6	3.9

Notes:

Equity ratio: shareholders' equity/ total assets

Market-based rate of equity ratio: total market capitalization/ total assets

Interest-bearing debt to cash flow ratio: interest-bearing debt/ operating cash flows

Interest coverage ratio: (operating income + interest & dividend income)/ interest expense

Notes:

1. All of the figures in the above table were calculated on a consolidated basis.
2. Total market capitalization was calculated by multiplying the closing stock price at the end of the term by the total amount of outstanding stock at the end of the term (excluding treasury stock).
3. Cash flow is defined as operating cash flow.
4. Interest-bearing debt is defined as interest-bearing debt of long-term debt and payables.

3. Basic Policy Regarding Distribution of Earnings

JR-West's basic policy is to emphasize sustained, stable dividend payments while securing adequate internal capital reserves to maintain a solid and stable management foundation that will continue into the future.

Regarding the specific policy for dividends, as previously announced the Company plans to pay annual dividends of ¥6,000 per share through the fiscal year ending March 31, 2009. This policy has been formulated in accordance with shareholders' equity, the status of long-term debt, and other aspects of our capital structure, and on the premise that we can secure sustained and stable growth in operating revenues.

For the subject fiscal year, the Company has paid an interim dividend of ¥3,000 per share, and plans to pay a year-end dividend of ¥3,000 per share.

2. MANAGEMENT POLICIES

On April 25, 2005, an extremely serious accident between Tsukaguchi and Amagasaki stations on the Fukuchiyama Line resulted in 106 fatalities and injuries to more than 500 passengers.

We pray for all the victims of the accident and offer our sincerest apologies to their bereaved families. We would also like to express our deepest sympathies and sincerest apologies to the injured, and hope they recover as soon as possible. We further offer deep apologies to passengers, shareholders and local residents for the excessive strain and trouble that we have caused.

We pledge never to forget this accident, and to remain conscious of our responsibility for protecting the truly precious lives of our customers. We also persistently act on the basis of safety first, and are working to build a railway that assures our customers of safety and reliability, in accordance with our Corporate Philosophy and Safety Charter.

1. Basic Management Policies

The JR-West Group will work together as a group to foster a corporate culture that places a top priority on safety, concentrating on its core business of railway operations. We will further seek to regain trust as quickly as possible, and pursue sustainable development as a corporate group.

The JR-West Group, with railway operations as its core business, is engaged in sales of goods and food services, real estate and other businesses aimed at providing services mainly to railway passengers, as well as efficient utilization of assets in the vicinity of railway stations. In its business development, the Company works to strengthen its sense of unity, as well as effectively utilize its business assets and otherwise further strengthen its management foundation as a means of attaining sustainable development and enhancement of corporate value as a group.

Going forward, JR-West will continue to strive to improve its corporate value by accurately identifying market trends, providing high-quality services and products that customers repeatedly select with confidence, and implementing various measures in a strategic and timely manner. Amid a difficult operating environment, these efforts will be made in accordance with the Corporate Philosophy and Safety Charter, and founded on the principle of safety as a priority.

2. Medium-Term Management Strategy and Targets

The JR-West Group revised its medium-term management targets for the fiscal year ending March 31, 2009, in October 2006. We set the goal of establishing a "corporate culture of placing top priority on safety" as a management target, and, based on our Corporate Philosophy and Safety Charter, have designated as vital management issues such goals as "providing a response to the victims of the accident in all sincerity" and "promotion of measures to enhance safety," which we have made a full effort to achieve.

Numerical management indices for the fiscal year ending March 31, 2009, revised in October 2006 were as follows:

Consolidated return on assets (ROA) (operating income basis):	5.8%
Consolidated return on equity (ROE) (net income basis):	9.4%
Consolidated operating revenues:	¥1,275.0 billion
Transportation revenues:	¥767.5 billion

Because consolidated operating revenues and transportation revenues exceeded the above forecasts during fiscal 2008 (ended March 31, 2008), for its forecast for fiscal 2009 (ending March 31, 2009) JR-West is revising upward its forecast for consolidated operating revenues to ¥1,298.0 billion, and transportation revenues to ¥786.0 billion.

3. Management Issues

JR-West lost a considerable amount of the trust it had established among customers and society following the extremely serious accident it caused on April 25, 2005, when a train derailed between Tsukaguchi and Amagasaki stations on the Fukuchiyama Line.

In its support for the bereaved families and all those who suffered as a result of the accident JR-West continues to take seriously their opinions and requests, and will continue to respond with sincerity and even more careful attention to their needs and feelings.

JR-West has made redoubling its efforts with regard to prioritizing safety, and recovering the trust of customers and society its highest business priority. We recognize that we must, as a Group, provide a beneficial service to society, and establish a solid foundation to ensure sustainable growth, built on providing a safe, high-quality, trusted transportation service.

In accordance with this basic recognition, along with developing a new vision for the next age, JR-West is devoting its full effort to ensure that the Corporate Philosophy and Safety Charter formulated in 2006 are understood and embodied by all employees, with the aim of achieving the goal of the Group's medium-term management target, "building a corporate culture that places top priority on safety."

Measures to improve safety are being implemented to realize the principle of "Build a corporate system to ensure no accidents to produce causalities among our customers and no serious labor accidents to our employees" in accordance with the newly formulated Basic Safety Plan. These include the introduction of risk assessments, along with a revision of the basic concept of an accident to encompass a wider analysis and countermeasure strategy with regard to events that reveal problems with safety. We will move forward with measures to ensure that we never forget the Fukuchiyama Line accident, raise our awareness of safety, and enhance the various requirements that make up the foundation of our safety management structure.

To promote reform of the corporate culture and atmosphere that goes hand in hand with measures to improve safety, JR-West will follow the recommendations of an Advisory Panel for reform of corporate culture made up of experts from outside the Company to create a corporate culture that emphasizes safe operations and the earning of trust, as well as proactive thinking and action on the part of each individual.

In the railway business, we have made substantial improvements to our safety management system in accordance with the Railway Safety Management Manual formulated in October 2006, and under the Basic Safety Plan will work to establish safety management based on risk assessments. In addition, for the various requirements that comprise safety, such as increases in technological capabilities, improvement in communication, and the securing and development of high-quality personnel, we will implement measures that enhance these aspects. Further, we will make regular investments to maintain and upgrade equipment and facilities, as well as investments to improve railway safety and enhance disaster prevention, such as expansion of the ATS-P system, measures to counter excessive speed buildup on downward grades, and antiseismic measures such as the reinforcement of elevated track supports.

For transportation operations, as well as sales and marketing JR-West is working amid a harsh competitive environment to create Shinkansen timetables that maximize the benefits from the introduction of the N700 Series, along with other efforts to offer a comfortable and highly reliable transportation service responsive to demand. We are also moving ahead with measures to increase use of the Shinkansen, including advertising campaigns promoting the environmentally friendly aspects of Shinkansen service. JR-West will also steadily move forward with a variety of projects in the railway business, such as preparing for the start of Kyushu Shinkansen service to Hakata with its operator, JR Kyushu, including through-service operations between the Kyushu and Sanyo Shinkansen commence in spring 2011. Further, JR-West will proactively implement measures to make stations and trains more user-friendly and enhance customer satisfaction, including bolstering the overall level of service, from ticket windows and other station and train services; introducing special displays at station entrances to provide better information when a transport disorder occurs; and moving forward with the installation of "barrier free" facilities in conjunction with local governments. In addition, we will promote use of the Express Reservation system to further enhance the convenience of sales channels, and expand the Express IC (EX-IC) service to include the Sanyo Shinkansen from summer 2009.

In the areas of sales of goods and food services and real estate, JR-West will work to improve the attractiveness of areas along our railway lines through such measures as creation of convenient stations together with the railway operations division, development of the areas around stations in cooperation with local governments and communities, and beautification and revitalization of the areas under elevated tracks. We will also steadily continue with the Osaka Station Renovation and other projects, paving the way for opening of new department stores by West Japan Railway Isetan Limited. For the ICOCA e-money service we will expand the number of stores accepting ICOCA in order to improve the convenience of the service.

With regard to the pursuit of corporate social responsibility (CSR), JR-West recognizes the importance of and is further implementing CSR, centering on its CSR Promotion Committee. We will also pursue measures that include the establishment of proper business operations for all business activities in general, led by the Compliance Committee and Crisis Management Committee. Also, we will further enhance our internal control functions in preparation for the evaluation and auditing system for internal controls for financial reporting, which will be required from fiscal year ending March 2009.

3. CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Balance Sheets

March 31 (Figures less than ¥1 million have been omitted.)

	Millions of yen		
	2007	2008	Change from the previous year
ASSETS			
Current assets:			
Cash	57,814	44,836	(12,978)
Notes and accounts receivable-trade	19,069	19,139	70
Railway fares receivable	22,667	21,836	(831)
Accounts receivable	51,605	48,559	(3,045)
Inventories	19,379	22,246	2,866
Deferred tax assets	18,679	19,938	1,258
Other current assets	37,281	44,917	7,635
Less allowance for doubtful accounts	(397)	(335)	62
Total current assets	**226,100**	**221,138**	**(4,961)**
Fixed assets:			
Property, plant and equipment:	1,973,146	2,028,639	55,492
Buildings and structures	967,045	979,074	12,028
Machinery and transport equipment	254,147	282,599	28,452
Land	658,519	657,469	(1,049)
Construction in progress	66,296	81,301	15,004
Other property, plant and equipment	27,138	28,195	1,057
Intangible fixed assets	22,197	20,017	(2,180)
Investments and other assets:	180,139	192,973	12,833
Investments in securities	64,847	60,038	(4,809)
Deferred tax assets	92,698	109,035	16,336
Other investments and assets	23,253	24,897	1,644
Less allowance for doubtful accounts	(660)	(998)	(338)
Total fixed assets	**2,175,484**	**2,241,630**	**66,146**
Deferred assets	**82**	**62**	**(20)**
Total assets	**2,401,667**	**2,462,831**	**61,164**

March 31 (Figures less than ¥1 million have been omitted.)

	Millions of yen		
	2007	2008	Change from the previous year
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Notes and accounts payable-trade	50,272	48,109	(2,162)
Short-term loans	13,137	13,630	492
Current portion of redemption of corporate bonds	—	45,000	45,000
Current portion of long-term debt	49,352	42,979	(6,372)
Current portion of long-term payables for acquisition of railway properties	36,530	34,598	(1,931)
Current portion of long-term accounts payable	31	31	—
Accounts payable	124,567	126,772	2,205
Accrued consumption tax	5,312	3,135	(2,177)
Accrued income tax	21,713	37,589	15,875
Railway deposits received	7,764	1,560	(6,204)
Deposits received	66,601	59,171	(7,430)
Prepaid railway fares received	30,507	31,260	753
Advances received	56,475	66,574	10,099
Deferred tax liabilities	198	—	(198)
Allowance for bonuses	34,348	34,817	468
Allowance for compensation of completion of construction	51	54	2
Allowance for point program	—	670	670
Other current liabilities	31,890	32,740	850
Total current liabilities	**528,757**	**578,698**	**49,941**
Fixed liabilities:			
Bonds	249,981	234,964	(15,016)
Long-term debt	223,211	206,531	(16,679)
Long-term payables for acquisition of railway properties	427,372	392,872	(34,500)
Long-term accounts payable	316	285	(31)
Deferred tax liabilities	113	141	27
Accrued retirement benefits	219,693	257,038	37,344
Allowance for antiseismic reinforcement measures	9,931	2,222	(7,709)
Allowance for environmental safety measures	7,426	11,466	4,039
Provision for unredeemed gift certificates	—	2,667	2,667
Other long-term liabilities	97,012	105,105	8,093
Total fixed liabilities	**1,235,060**	**1,213,294**	**(21,765)**
Total liabilities	**1,763,817**	**1,791,993**	**28,175**

(continued on page 16)

	Millions of yen		
	2007	2008	Change from the previous year
NET ASSETS			
Total shareholders' equity:	**598,331**	**634,022**	**35,691**
Common stock	100,000	100,000	—
Capital surplus	55,000	55,000	—
Retained earnings	443,658	489,366	45,707
Treasury stock, at cost	(327)	(10,343)	(10,016)
Valuation and translation adjustments:	**9,212**	**4,647**	**(4,565)**
Net unrealized holding gain on securities	8,864	4,552	(4,312)
Deferred gains or losses on hedges	348	95	(253)
Minority interests	**30,305**	**32,167**	**1,862**
Total net assets	**637,849**	**670,838**	**32,988**
Total liabilities and net assets	**2,401,667**	**2,462,831**	**61,164**

2. Consolidated Statements of Income

Years ended March 31

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	2007	2008	Change from the previous year
Operating revenues	**1,262,935**	**1,290,190**	**27,254**
Operating expenses:			
Transportation, other services and cost of sales	919,294	944,207	24,913
Selling, general and administrative expenses	208,299	208,569	270
	1,127,593	**1,152,777**	**25,183**
Operating income	**135,341**	**137,413**	**2,071**
Non-operating revenues:			
Interest and dividend income received	331	461	129
Equity in earnings of affiliates	1,016	1,298	281
Other	5,769	6,158	389
	7,117	**7,918**	**800**
Non-operating expenses:			
Interest expense	37,298	35,424	(1,873)
Other	1,006	1,049	42
	38,304	**36,473**	**(1,830)**
Recurring profit	**104,154**	**108,857**	**4,702**
Extraordinary profits:			
Gain on contributions received for construction	31,714	25,891	(5,822)
Compensation for expropriation	2,514	3,666	1,151
Proceeds from sales of fixed assets	9,993	8,097	(1,895)
Other	3,106	7,019	3,913
	47,328	**44,675**	**(2,653)**
Extraordinary losses:			
Loss on deduction of contributions received for construction from acquisition costs of property, plant and equipment	31,076	24,864	(6,212)
Loss on reduction entry of compensation for expropriation	2,513	3,644	1,131
Other	17,021	23,439	6,418
	50,610	**51,948**	**1,337**
Income before income taxes and minority interests	**100,872**	**101,584**	**712**
Income taxes:			
Current	44,320	56,559	12,238
Deferred	(2,816)	(14,737)	(11,920)
Minority interests	2,576	2,054	(522)
Net income	**56,791**	**57,707**	**916**

3. Consolidated Statements of Changes in Net Assets

Year ended March 31, 2007

	Millions of yen									
	Shareholders' equity					Valuation and translation adjustments			Minority interests	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total	Net unrealized holding gain on securities	Deferred gains or losses on hedges	Total		
Balance at March 31, 2006	100,000	55,000	398,910	(327)	553,583	10,670	—	10,670	27,769	592,023
Change in year ended March 31, 2007										
Dividends from surplus			(12,000)		(12,000)					(12,000)
Net income			56,791		56,791					56,791
Decrease due to the merger of consolidated subsidiaries			(43)		(43)					(43)
Net increase/decrease during the term under review except in shareholders' equity						(1,806)	348	(1,458)	2,536	1,078
Total	—	—	44,748	—	44,748	(1,806)	348	(1,458)	2,536	45,826
Balance at March 31, 2007	100,000	55,000	443,658	(327)	598,331	8,864	348	9,212	30,305	637,849

Year ended March 31, 2008

	Millions of yen									
	Shareholders' equity					Valuation and translation adjustments			Minority interests	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total	Net unrealized holding gain on securities	Deferred gains or losses on hedges	Total		
Balance at March 31, 2007	100,000	55,000	443,658	(327)	598,331	8,864	348	9,212	30,305	637,849
Change in year ended March 31, 2008										
Dividends from surplus			(12,000)		(12,000)					(12,000)
Net income			57,707		57,707					57,707
Decrease in equity of affiliates accounted for under the equity method				(16)	(16)					(16)
Acquisition of treasury stock				(9,999)	(9,999)					(9,999)
Net increase/decrease during the term under review except in shareholders' equity						(4,312)	(253)	(4,565)	1,862	(2,703)
Total	—	—	45,707	(10,016)	35,691	(4,312)	(253)	(4,565)	1,862	32,988
Balance at March 31, 2008	100,000	55,000	489,366	(10,343)	634,022	4,552	95	4,647	32,167	670,838

Figures less than ¥1 million have been omitted.

4. Consolidated Statements of Cash Flows

Years ended March 31 (Figures less than ¥1 million have been omitted)

	Millions of yen		
	2007	2008	Change from the previous year
I. Cash flows from operating activities			
Income before income taxes and minority interests	100,872	101,584	712
Depreciation and amortization	112,827	128,085	15,258
Loss on impairment of fixed assets	242	4,103	3,861
Loss on deduction of contributions received for construction from acquisition costs of property, plan and equipment	31,076	24,864	(6,212)
Loss on disposal of property, plan and equipment	12,692	11,111	(1,580)
Change in allowance for retirement benefits	18,016	37,344	19,328
Change in allowance for accrued bonuses	(7)	468	475
Change in other reserves	(4,649)	(157)	4,491
Interest and dividend income	(331)	(461)	(129)
Interest expenses	37,298	35,424	(1,873)
Equity in earnings of affiliates	(1,016)	(1,298)	(281)
Gain on contributions received for construction	(31,714)	(25,891)	5,822
Change in notes and accounts receivable	(10,731)	4,235	14,967
Change in inventories	(1,439)	(2,866)	(1,427)
Change in notes and accounts payable	20,738	(21,504)	(42,242)
Change in accrued consumption tax	2,039	(2,177)	(4,217)
Other	(7,295)	5,882	13,177
Subtotal	278,617	298,747	20,130
Interest and dividends income received	265	472	207
Interest paid	(37,398)	(35,564)	1,833
Income taxes paid	(52,865)	(41,472)	11,393
Net cash provided by operating activities	**188,618**	**222,183**	**33,564**
II. Cash flows from investing activities			
Payments for time deposits with a maturity of more than three months	(335)	(230)	105
Proceeds for time deposits with a maturity of more than three months	765	230	(535)
Purchases of property, plant and equipment	(175,024)	(224,864)	(49,840)
Proceeds from sales of property, plant and equipment	4,272	2,847	(1,425)
Contributions received for constructions	41,858	45,027	3,169
Increase in investments in securities	(1,961)	(1,198)	762
Payments on long-term loans receivable	(689)	(641)	48
Collections of long-term loans receivable	266	736	469
Other	(928)	(1,188)	(259)
Net cash used in investing activities	**(131,776)**	**(179,281)**	**(47,504)**

(continued on page 20)

	Millions of yen		
	2007	2008	Change from the previous year
III. Cash flows from financing activities			
Change in short-term loans	2,139	1,526	(612)
Proceeds from long-term loans	57,100	26,300	(30,800)
Repayment of long-term debt	(89,135)	(49,383)	39,751
Proceeds from issuance of bonds	29,981	29,982	1
Repayment of long-term payables for acquisition of railway properties	(36,093)	(36,431)	(338)
Payment of acquisition of treasury stock	—	(9,999)	(9,999)
Cash dividends paid to the Company's shareholders	(12,002)	(12,025)	(22)
Cash dividends paid to minority shareholders of consolidated subsidiaries	(112)	(112)	—
Other	(6,566)	(5,735)	830
Net cash used in financing activities	**(54,690)**	**(55,879)**	**(1,189)**
IV. Change in cash and cash equivalents, net	**2,151**	**(12,978)**	**(15,129)**
V. Cash and cash equivalents at the beginning of the period	**55,433**	**57,584**	**2,151**
VI. Change in cash and cash equivalents accompanying consolidation of additional subsidiaries	**—**	**—**	**—**
VII. Cash and cash equivalents at the end of the period	**57,584**	**44,606**	**(12,978)**

4. SIGNIFICANT CHANGES FROM ACCOUNTING METHODS

1. Application of Accounting Standard for Measurement of Inventories

The Company will apply the "Accounting Standard for Measurement of Inventories" (Corporate Accounting Standard No. 9, July 5, 2006) from the subject fiscal year, as it has become able do so for consolidated financial statements related to financial years that began prior to March 31, 2008.

The impact of this change on the financial statements is minimal.

2. Change in the Depreciation Method for Tangible Fixed Assets

From the subject fiscal year, in accordance with revisions to the corporate tax code JR-West has changed its accounting method for tangible fixed assets, with the exception of buildings, acquired on or after April 1, 2007, mainly to the declining balance method based on the revised corporate tax code. The residual value of assets acquired on or before March 31, 2007 that have been depreciated to their full depreciable amount, is depreciated in an equal amount over five years.

For the depreciation of buildings the Company had mainly used the former declining balance method, but for buildings acquired on or after April 1, 2007, the method has been changed to the declining balance method as prescribed by the revised corporate tax code.

In addition, the method for depreciation of the residual value of assets acquired on or before March 31, 2007 that have been depreciated to their full depreciable amount, has been changed to depreciation in an equal amount over five years. This is due to consideration of the status of retirement of the Company's buildings and other factors amid the increasingly established accounting practice of setting the residual value at a reminder value of one (1) yen.

In accordance with these changes, deprecation expenses included as part of operating expenses increased ¥9,433 million, with corresponding decreases in operating income, recurring profit, and net income before income taxes and minority interests.

Also, of the portion of increase in depreciation expenses equivalent to the equal depreciation over five years of the residual value of existing assets, is ¥7,199 million.

The impact on segment information is presented in the relevant section.

3. Recording of a Provision for Unredeemed Gift Certificates

Gift certificates issued by certain consolidated subsidiaries had previously been recorded as revenue once a set period had passed since issue, and treated as expenses at the time of redemption. However, with the issue of "Audit treatment for reserves in accordance with the special taxation measures law, provisions in accordance with special laws, regulatory deposits, and allowances for retirement benefit for officers" (JICPA Audit and Assurance Practice Committee Report No. 42, April 13, 2007), from the subject fiscal year, in order to prepare for future redemption, at the end of the subject fiscal year the Company records an amount anticipated for future redemption that it estimates to be reasonable based on historical redemption rates.

Accordingly, compared to the former method operating revenues increased ¥67 million, operating income ¥67 million, and recurring profit ¥63 million, while net income before income taxes and minority interests declined ¥2,667 million.

The impact on segment information is presented in the relevant section.

Changes in significant items fundamental to the preparation of the consolidated financial statements, because they were made in the second half of the subject fiscal year due to the formation during that period of a computation structure to provide a reasonable estimate for the provision, has led to a lack of consistency between the interim period and full financial year.

Accordingly, for the subject interim period, when compared with the same method used for the subject fiscal year, the change added ¥2 million to recurring profit, and ¥2,734 million to net income before income taxes and minority interests.

5. CONSOLIDATED FINANCIAL STATEMENTS OF CHANGES IN NET ASSETS

1. Kind and number of shares outstanding

Kind of shares	Number of shares at March 31, 2007	Year ended March 31, 2008		Number of shares at March 31, 2008
		Increase	Decrease	
Common stock	2,000,000	—	—	2,000,000

2. Kind and number of treasury stock

Kind of shares	Number of shares at March 31, 2007	Year ended March 31, 2008		Number of shares at March 31, 2008
		Increase	Decrease	
Common stock	885	17,480	—	18,365

The increase of 17,480 common stocks of treasury stock consisted of 46 shares of treasury stock (JR-West shares) held by equity-method affiliates that were attributed to the Company following an increase in the Company's stake in those equity-method affiliates, along with 17,434 shares acquired by the Company.

3. Dividends

(1) Dividends paid

Resolution	Kind of shares	Total amount of dividends paid	Dividends per share	Date of record	Effective date
		Millions of yen	Yen		
June 22, 2007 General Meeting of the Shareholders	Common stock	6,000	3,000	March 31, 2007	June 25, 2007
October 30, 2007 Board of Directors Meeting	Common stock	6,000	3,000	September 30, 2007	November 30, 2007

(2) Dividend payments for which the record date is the subject year have an effective date in the succeeding consolidated fiscal year.

Resolution (Plan)	Kind of shares	Total amount of dividends paid	Dividend resource	Dividends per share	Date of record	Effective date
		Millions of yen		Yen		
June 2008 General Meeting of the Shareholders	Common stock	5,947	Retained earnings	3,000	March 31, 2008	Undecided

6. RETIREMENT BENEFITS FOR EMPLOYEES

1. Overview of the Retirement Benefits System Adopted by the Company

The Company and its consolidated subsidiaries have established defined benefit plans, consisting of a qualified pension plan and a retirement lump-sum payment plan. Certain consolidated subsidiaries have a funded defined contribution pension plan administered by a government agency. In addition, premium severance pay may be available for retiring employees.

2. Retirement Benefit Obligation (March 31, 2008)

	Millions of yen
(1) Retirement benefit obligation	(377,161)
(2) Plan assets at fair value	10,927
(3) Unfunded retirement benefit obligation [(1) + (2)]	(366,233)
(4) Unrecognized net retirement benefit obligation at transition	67,824
(5) Unrecognized actuarial loss	43,747
(6) Unrecognized prior service cost	(2,004)
(7) Net retirement benefit obligation [(3) + (4) + (5) + (6)]	(256,666)
(8) Prepaid pension cost	372
(9) Accrued retirement benefits [(7) – (8)] (Note)	(257,038)

Note: Some subsidiaries adopt the simplified method in calculating retirement benefit obligations.

3. Retirement Benefit Expenses (Year ended March 31, 2008)

	Millions of yen
(1) Service cost	15,656
(2) Interest cost	7,450
(3) Expected return on plan assets	(262)
(4) Amortization of net retirement benefit obligation at transition	31,458
(5) Amortization of actuarial loss	7,208
(6) Amortization of prior service cost	2,582
(7) Total [(1) + (2) + (3) + (4) + (5) + (6)]	64,093

Note: Retirement benefit expenses of consolidated subsidiaries which adopt the simplified method are stated in (1) Service cost.

4. Items related to Basis for Calculation of Retirement Benefit Obligation

(1) Method allocating projected retirement benefits over period	Straight-line standards
(2) Discount rates	Mainly 2.0%
(3) Expected rate of return on plan assets	Mainly 2.5%
(4) Amortization period of net obligation at transition	Mainly 10 years
(5) Amortization period of actuarial gain or loss	Mainly 10 years
(6) Amortization period of prior service	Mainly amortized in the year occurred

7. TAX-EFFECT ACCOUNTING

1. Breakdown and Principal Sources of Deferred Tax Assets and Liabilities

	Millions of yen
	March 31, 2008
Deferred tax assets	
Allowance for Accrued bonuses	14,202
Accrued enterprise tax included in accrued income taxes	3,161
Allowance for retirement benefits	104,403
Unrealized gain on property, plant and equipment	7,061
Tax loss carryforwards	152
Others	24,011
Subtotal	152,993
Valuation allowance	(6,279)
Total	146,714
Deferred tax liabilities	
Unrealized holding gain on securities	(2,892)
Contributions for construction deducted from acquisition costs of property, plant and equipment	(12,883)
Gain on valuation of assets of consolidated subsidiaries	(1,443)
Others	(661)
Total	(17,881)
Deferred tax assets, net	128,832

(Note) Deferred tax assets and deferred tax liabilities, net are included in the following items on the consolidated balance sheet.

	Millions of yen
Current assets — Deferred tax assets	19,938
Fixed assets — Deferred tax assets	109,035
Fixed liabilities — Deferred tax liabilities	141

2. Difference in the Burden of Corporate and Other Taxes between the Statutory Tax Rate and after Application of Tax-Effect Accounting

The presentation of corresponding information has been omitted because the difference between the statutory tax rate and the effective tax rates was less than five percent of the statutory tax rate.

8. SEGMENT INFORMATION

1. Information by business segment

Year ended March 31, 2007 (April 1, 2006 to March 31, 2007)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	848,586	208,185	62,725	143,438	1,262,935	—	1,262,935
Intergroup operating revenues and transfers	16,391	43,993	13,308	156,884	230,578	(230,578)	—
Total sales	864,978	252,178	76,033	300,323	1,493,514	(230,578)	1,262,935
Operating expenses	767,703	247,125	54,814	287,814	1,357,457	(229,863)	1,127,593
Operating income	97,274	5,053	21,219	12,508	136,056	(715)	135,341
Assets, depreciation, and capital expenditures:							
Total assets	1,792,324	76,218	282,757	256,404	2,407,704	(6,037)	2,401,667
Depreciation	93,079	2,503	10,481	6,763	112,827	—	112,827
Capital expenditures	146,156	3,922	23,246	10,115	183,440	—	183,440

Year ended March 31, 2008 (April 1, 2007 to March 31, 2008)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	861,273	212,803	76,757	139,356	1,290,190	—	1,290,190
Intergroup operating revenues and transfers	16,577	42,772	13,883	165,640	238,873	(238,873)	—
Total sales	877,850	255,576	90,640	304,996	1,529,064	(238,873)	1,290,190
Operating expenses	780,371	250,305	65,994	293,959	1,390,631	(237,853)	1,152,777
Operating income	97,479	5,270	24,646	11,036	138,433	(1,020)	137,413
Assets, depreciation, and capital expenditures:							
Total assets	1,846,782	89,093	305,049	266,962	2,507,888	(45,056)	2,462,831
Depreciation	107,026	2,866	11,665	6,527	128,085	—	128,085
Capital expenditures	194,365	5,320	15,686	9,215	224,588	—	224,588

Notes: 1. Fractional sums less than ¥1 million have been omitted.

2. Method of defining business segments: With the standard breakdown of Japanese manufacturers as a base, business segments have been determined in a way that shows as precisely and accurately as possible the actual diversity of present business conditions.

3. Main activities of business segments

Transportation: railways, ferries, buses

Sales of goods and food services: department store, sales of goods, food and beverages, wholesale of various goods, etc.

Real estate business: brokerage and leasing of real estate, operation of shopping center

Other: hotels, travel services, rental of goods, construction, etc.

4. The company-wide assets included in "Eliminations and Intergroup" consist mainly of the Company's surplus funds (cash and cash equivalents), and deferred tax assets.

   Fiscal 2007: ¥151,261 million, Fiscal 2008: ¥152,610 million

5. Changes in Accounting Methods

   Fiscal 2007: None

   Fiscal 2008

   Change in Method for Depreciation of Tangible Fixed Assets

   As noted in "SIGNIFICANT CHANGES FROM ACCOUNTING METHODS" the method for depreciation of tangible fixed assets has changed from the subject fiscal year. As a result of this change, compared to the former method operating expenses for the subject fiscal year increased ¥8,809 million in the Transportation segment; ¥8.6 million the Sales of Goods and Food Services segment; ¥332 million in the Real Estate segment; and ¥205 million in the Other segment, with corresponding decreases in operating income.

Reference Materials

1. NON-CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	March 31, 2007	March 31, 2008	Change
	Billions of yen	Billions of yen	Billions of yen
ASSETS			
Current assets:			
Total current assets	**143.7**	**148.8**	**5.1**
Fixed assets:			
Fixed assets for railway operations	1,681.9	1,715.7	33.8
Construction in progress	61.2	76.3	15.1
Investments and other assets	264.9	281.8	16.9
Total fixed assets	**2,008.1**	**2,074.0**	**65.9**
Total assets	**2,151.8**	**2,222.9**	**71.0**

	March 31, 2007	March 31, 2008	Change
	Billions of yen	Billions of yen	Billions of yen
LIABILITIES AND NET ASSETS			
Current liabilities:			
Current portion of long-term debt	71.7	120.0	48.3
Accounts payable	433.9	467.5	33.6
Total current liabilities	**505.6**	**587.5**	**81.9**
Fixed liabilities:			
Bonds and long-term debt	879.3	815.6	(63.6)
Accrued retirement benefits	201.1	238.5	37.3
Other long-term liabilities	32.3	28.7	(3.6)
Total long-term liabilities	**1,112.9**	**1,082.9**	**(30.0)**
Total liabilities	**1,618.5**	**1,670.5**	**51.9**
Total shareholders' equity:			
Common stock	100.0	100.0	—
Capital surplus	55.0	55.0	—
Retained earnings	370.3	403.4	33.1
Treasury stock, at cost	—	(9.9)	(9.9)
Total shareholders' equity	**525.3**	**548.4**	**23.1**
Valuation and translation adjustments	**8.0**	**4.0**	**(4.0)**
Total net assets	**533.3**	**552.4**	**19.1**
Total liabilities and net assets	**2,151.8**	**2,222.9**	**71.0**

2. NON-CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31

	2007	2008	Change from the same period of the previous year	
	Billions of yen	Billions of yen	Billions of yen	%
Operating revenues:				
Transportation	765.8	781.7	15.8	2.1
Transportation incidentals	22.5	22.2	(0.2)	(1.0)
Other operations	18.2	19.6	1.3	7.7
Miscellaneous	59.1	55.7	(3.4)	(5.8)
	865.8	**879.4**	**13.6**	**1.6**
Operating expenses:				
Personnel costs	272.5	269.9	(2.5)	(0.9)
Non personnel costs:				
Energy costs	34.3	34.4	0.0	0.2
Maintenance costs	148.9	148.6	(0.3)	(0.2)
Miscellaneous costs	154.5	155.8	1.2	0.8
	337.9	338.8	0.9	0.3
Rental payments, etc	24.6	24.6	(0.0)	(0.2)
Taxes	28.1	28.6	0.4	1.7
Depreciation	93.5	107.5	14.0	15.0
	756.8	**769.6**	**12.7**	**1.7**
Operating income	**108.9**	**109.8**	**0.8**	**0.8**
Non-operating revenues and expenses, net:				
Non-operating revenues	5.5	6.2	0.6	
Non-operating expenses	36.7	36.0	(0.7)	
	(31.2)	**(29.8)**	**1.4**	**(4.6)**
Recurring profit	**77.6**	**79.9**	**2.2**	**2.9**
Extraordinary profit and loss, net:				
Extraordinary profit	45.1	40.9	(4.1)	
Extraordinary loss	47.0	44.8	(2.1)	
	(1.8)	**(3.8)**	**(1.9)**	
Income before income taxes	**75.7**	**76.0**	**0.2**	**0.4**
Income taxes	31.1	30.9	(0.1)	
Net income	**44.6**	**45.1**	**0.4**	**1.0**

Passenger-Kilometers and Transportation Revenues

	Millions of Passenger-Kilometers				Billions of yen			
	Passenger-Kilometers				Transportation Revenues			
	Years ended March 31		Change		Years ended March 31		Change	
	2007	2008	Amount	%	2007	2008	Amount	%
Sanyo Shinkansen								
Commuter Passes	650	679	29	4.5	8.2	8.5	0.3	3.7
Non-Commuter Passes	14,514	15,252	738	5.1	320.4	335.0	14.5	4.5
Total	15,164	15,931	767	5.1	328.6	343.5	14.8	4.5
Conventional Lines								
Commuter Passes	22,922	23,052	130	0.6	142.6	143.2	0.5	0.4
Non-Commuter Passes	15,592	15,600	7	0.1	294.1	294.5	0.4	0.1
Total	38,514	38,653	138	0.4	436.8	437.8	1.0	0.2
Kyoto-Osaka-Kobe Area								
Commuter Passes	18,536	18,659	122	0.7	115.3	115.8	0.5	0.4
Non-Commuter Passes	10,265	10,303	38	0.4	187.1	187.5	0.4	0.2
Total	28,801	28,962	160	0.6	302.4	303.3	0.9	0.3
Other Lines								
Commuter Passes	4,385	4,393	7	0.2	27.3	27.4	0.0	0.3
Non-Commuter Passes	5,327	5,296	(30)	(0.6)	107.0	106.9	(0.0)	0.0
Total	9,712	9,690	(22)	(0.2)	134.3	134.4	0.0	0.0
Total								
Commuter Passes	23,572	23,731	159	0.7	150.8	151.7	0.8	0.6
Non-Commuter Passes	30,106	30,853	746	2.5	614.5	629.5	14.9	2.4
Total	53,678	54,585	906	1.7	765.4	781.3	15.8	2.1

3. CAPITAL EXPENDITURES

Consolidated Basis

Years ended March 31

	2007	2008	Change from the same period of the previous year	
	Billions of yen	Billions of yen	Billions of yen	%
Capital expenditures	183.4	224.5	41.1	22.4
Capital expenditures, excluding contributions received for constructions	144.9	187.9	43.0	29.6
Contributions received for constructions	38.5	36.6	(1.8)	(4.9)

Non-Consolidated Basis

Years ended March 31

	2007	2008	Change from the same period of the previous year	
	Billions of yen	Billions of yen	Billions of yen	%
Capital expenditures	155.7	196.2	40.5	26.0
Capital expenditures, excluding contributions received for constructions	117.2	159.6	42.4	36.2
[Safety-related capital expenditures]	[81.4]	[99.8]	[18.4]	[22.6]
Contributions received for constructions	38.5	36.6	(1.8)	(4.9)

Major Capital Expenditures

Safety and accident-prevention measures, including installation of ATS; introduction of new rolling stock (N700 Series Shinkansen and the 223 Series), Osaka Station Renovation and the New North Building; Others

4. FORECASTS FOR FISCAL 2009, ENDING MARCH 31, 2009

Consolidated Statements of Income

	Year ended March 31, 2008	Forecast for year ending March 31, 2009	Change from the same period of the previous year	
	Billions of yen	Billions of yen	Billions of yen	%
	<1.47>	<1.46>		
Operating revenues:				
Transportation	861.2	866.8	5.5	0.6
Sales of goods and food services	212.8	217.0	4.1	2.0
Real estate	76.7	69.5	(7.2)	(9.5)
Others	139.3	144.7	5.3	3.8
	1,290.1	[636.2] 1,298.0	7.8	0.6
Operating expenses	1,152.7	1,155.0	2.2	0.2
Operating income:				
Transportation	97.4	101.7	4.2	4.3
Sales of goods and food services	5.2	5.5	0.2	4.4
Real estate	24.6	23.8	(0.8)	(3.4)
Others	11.0	13.0	1.9	17.8
Elimination and corporation	(1.0)	(1.0)	0.0	
	137.4	[79.3] 143.0	5.5	4.1
Recurring profit	108.8	114.8	5.9	5.5
	<1.28>	<1.25>		
Net income	57.7	[37.2] 64.0	6.2	10.9

Note: 1. Figures in bracket [ ] are for the six months ending September 30, 2008.

2. Figures in bracket < > are the consolidated-to-parent ratio.

3. Revenues by each segment are from third parties.

Fiscal year ending March 31, 2009

Consolidated return on assets (ROA) (operating income basis):	5.8%
Consolidated return on equity (ROE) (net income basis):	9.6%
Capital expenditures (own fund):	¥175.0 billion
Balance of long-term debt and payables:	¥935.0 billion

Non-Consolidated Statements of Income

	Year ended March 31, 2008	Forecast for year ending March 31, 2009	Change from the same period of the previous year	
	Billions of yen	Billions of yen	Billions of yen	%
Operating revenues	879.4	[441.0] 886.5	7.0	0.8
Operating income	109.8	[69.0] 115.0	5.1	4.7
Recurring profit	79.9	[53.0] 85.5	5.5	6.9
Net income	45.1	[32.0] 51.0	5.8	13.0

Note: Figures in bracket [ ] are for the six months ending September 30, 2008.

Fiscal year ending March 31, 2009

Capital expenditures, excluding contributions received for constructions

Capital expenditures (own fund): ¥135.0 billion

(Safety-related capital expenditures: ¥77.0 billion)

Balance of long-term debt and payables: ¥915.0 billion

(Translation)

FILE NO. 82-34777

To the Shareholders:

JR-West's Business Report

DOCUMENTS ATTACHED TO
THE NOTICE OF THE 21ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

(from April 1, 2007 to March 31, 2008)

West Japan Railway Company

Contents

To Our Shareholders:

We should like to thank you, our shareholders, for your support to our business activities.

On April 25, 2005, the Company caused a grave accident between Tsukaguchi and Amagasaki on the Fukuchiyama Line, claiming the lives of 106 passengers and injuring more than 500 passengers.

We now again pray for all the victims of the accident and would like to express our sincerest apology to the bereaved family. We would also like to express our deepest sympathy and sincerest apology to the wounded passengers and wish them to recover as soon as possible.

We would like to express our sincerest apology to our customers, our shareholders and the residents of the affected area for causing great anxiety and trouble.

Currently, we have steadily implemented various measures to enhance safety and also exerted our efforts to "build a corporate culture of placing first priority on safety" in accordance with our "Corporate Philosophy" and "Safety Charter".

On June 28, 2007, a report on the investigation of the railway accident on the Fukuchiyama Line was publicized by the Aircraft and Railway Accidents Investigation Commission, which made various remarks, including "proposals" and "opinions" therein. We have taken the report with utmost seriousness, and decided to deal with such remarks quickly and implemented improvement measures.

Additionally, to further improve our safety measures, we formulated a "Basic Safety Plan" on April 1, 2008. Under the new Basic Safety Plan, in combination with our previous measures, we will promote measures to realize greater safety and reform our corporate culture.

Never forgetting the accident and strongly keeping in mind that we are in charge of guarding the invaluable lives of many passengers, we will place top priority on safety at all times and exert our all-out efforts to provide safe and reliable transportation services.

Through these efforts, we will prove worthy of our shareholders' trust. We cordially seek the continued understanding and support of our shareholders.

May 2008

Masao Yamazaki
President and Representative Director

BUSINESS REPORT FOR THE 21ST FISCAL YEAR

For the period from April 1, 2007 to March 31, 2008

I. Matters concerning the situations of West Japan Railway Group (the "Group"):

1. Business trends and achievements:

(1) General developments and results of business activities

On April 25, 2005, the Company caused a very grave accident to occur between Tsukaguchi and Amagasaki on the Fukuchiyama Line and 106 lives were claimed and more than 500 passengers were injured. The Company has since continued its all-out efforts to respond to the bereaved and the victims, and engaged in holding memorial ceremonies commemorating the victims and debriefing sessions on the report on the investigation of the accident by the Aircraft and Railway Accidents Investigation Commission, among other things.

Based on the "Corporate Philosophy" and "Safety Charter" instituted in March 2006, the Company has exerted its efforts to "build a corporate culture of placing top priority on safety" as set in its Group's medium-term management targets. Specifically, for the purpose of safety enhancement, its greatest issue, the Company has commenced to implement all measures in its software and hardware infrastructures as listed in the "Safety Enhancement Plan" and steadily carried out many of them. The Company also has exerted its efforts to establish a safety management system based on the "Railway Safety Management Manual" instituted in accordance with the amended Railway Business Law of Japan.

On June 28, 2007, a report on the investigation of the train accident concerning the Fukuchiyama Line train accident was publicized by the Aircraft and Railway Accidents Investigation Commission, which made various remarks about the causes of the accident, as well as the Company's railway operations in general. The Company has taken the report with utmost seriousness and promoted improvement measures in response sincerely and swiftly to various remarks, including "proposals" and "opinions" stated therein.

On the momentum of the publication of the investigation report, the Company has commenced to formulate a new safety plan. In September 2007, the Company instituted an "Experts' Council on Safety Promotion" consisting of safety experts, which gave recommendations on the direction of safety enhancement measures in the future. Accordingly, the Company has formulated a "Basic Safety Plan" for five years commencing in April 2008. The Company also has instituted a "Reform Promotion Council" consisting of third-party experts to promote measures to reform its corporate culture and corporate climate covering the mind-set of all officers and employees and business operations in general.

In addition, to formulate a unilateral planning and operating system for the Shinkansen railway operations, the Company has established a "Shinkansen Supervising

Department" under the Railway Operations Headquarters, as well as a new "Shinkansen Management Division" with the functions of a branch, to strengthen the functions of its railway operations and other business divisions.

Thus, the Company has exerted its all-out efforts to promote the enhancement of safety steadily in the railway operations, its core business, and in other businesses of the Group, implemented various measures by exploiting their respective characteristics and made effective use of their assets.

As a result of these efforts, on a consolidated basis, operating revenues for the fiscal year under review amounted to ¥1,290.1 billion, up 2.2% from the previous fiscal year, while operating income amounted to ¥137.4 billion, up 1.5%. Recurring profit and net income (after income taxes) totaled ¥108.8 billion, up 4.5%, and ¥57.7 billion, up 1.6%, respectively.

(2) Individual developments and results of business activities by segment

<Transportation business>

In the railway operations, the Company has implemented the Safety Enhancement Plan and other measures intensively to establish a corporate culture that places top priority on safety. To be specific, the Company has continued to hold "safety meetings" at which its officers can exchange opinions with its employees in the field and implement measures with the aim of becoming the "The Only-One Corporate Group that Rigorously Performs Safety Checks by Pointing and Call". In addition, the term of "accident origins", or reports from the employees in the field, has been renamed into "safety reports" from the perspective of further fostering a culture that encourages reporting. With regard to hardware infrastructures, the Company has installed additional ATS-P systems, improved the safety of railway crossings, built additional train proximity warning devices, introduced urgent advance earthquake announcement systems, built additional anemometers and accelerated quake-proof reinforcement works of the columns of its elevated bridges, among other things. Furthermore, to seriously ponder the gravity of the accident in the future and teach lessons from the accident systematically, the Company has improved safety training by utilizing its "*Tetsudo Anzen Kodokan* (Library to Think and Act for Railway Safety)" established in April 2007 and also introduced "confirmation conversation" as a means to prevent mistakes arising in conversation. Furthermore, the Company has instituted a committee for the prevention of transport disorder arising from construction works to steadily promote measures to prevent the recurrence of accidents and conducted general train-accident drills to enhance its capabilities to rescue passengers and respond to the occurrence of an accident.

With regard to transportation, as to the Sanyo Shinkansen Line services, the Company introduced new N700 series trains in July 2007 and commenced to operate an N700 series "Nozomi" train for each hour between Tokyo to and from Hakata and raise the frequency of "Nozomi" trains between Tokyo and Hiroshima in March 2008. As to the conventional railway lines, upon the revision of the timetables in March 2008, the Company opened part of the "Osaka Higashi Line" between Hanaten and Kyuhoji, raised the frequency of through rapid trains bound for Osaka on the Hanwa Line and opened new stations to further enhance convenience.

With regard to marketing activities, the Company has proactively spread basic information on the Sanyo Shinkansen Line services, including the content of the revised timetable, the comfort of N700 series trains, the raised frequency, the convenience of the "Express Reservations" service and the price edge, to promote the utilization of its services. In September 2007, the Company introduced "ICOCA" in the areas of Okayama and Hiroshima and commenced the mutual utilization of "ICOCA" and "TOICA" of Central Japan Railway Company, or JR-Tokai in March 2008. Furthermore, the Company has engaged in sales promotion of the "DISCOVER WEST Campaign" and other campaigns jointly with the relevant local areas, travel agencies and other JR companies to create tourist demand.

With regard to passenger services, the Company has exerted its efforts to make its railway system more passenger-friendly by adding more "Green Ticket Vending Machines", installing more elevators, escalators and other barrier-free equipment, introducing "women-only spaces" to some express trains, renovating the "JR *Odekake* Net" and providing information on the scheduling of trains by sending texts to passengers' cellular phones, among others. The Company has also installed more automatic external defibrillators (AEDs) and endeavored to familiarize emergency buttons on its platforms, in the trains and at railway crossings in the event of emergency situations.

With regard to research and development, the Company has promoted researches helpful to enhancing safety, including research for effective basic actions, from the perspective of human factions at its Safety Research Institute. With regard to new technological development, the Company has placed emphasis on ensuring safety and enhancing services and implemented on a trial basis GPS-mounted train proximity warning devices, which are backup systems to prevent accidents in which workers are struck by trains.

With regard to environmental matters, the Company has exerted its efforts to establish an environment management system and also spread information by giving publicity of its "earth-conscious railway". The Company has won an "award of the Minister of Environment for activities for the prevention of global warming" for the fiscal 2007 for its N700 series Shinkansen trains.

With regard to ferry services, the Company has exerted its efforts to establish a safety management system in accordance with its "Ferry Safety Management Manual".

With regard to bus business, the Group has equipped its vehicles with extra safety devices and gave more intensive education and training to its employees to establish a safer transportation system. In addition, the Group has exerted its efforts to open new routes, including the one between Kobe and Shirahama, to meet various customer needs.

As a result, operating revenues from the transportation business amounted to ¥877.8 billion, up 1.5% from the previous fiscal year and operating income amounted to ¥97.4 billion, up 0.2%.

<Sales of goods and food services>

The Group has continued its efforts to make its stations more attractive by opening "Sun Festa Okayama" in the Okayama station and "Shin-Kobe Entrée Marche" in the Shin-Kobe station, as well as new self-service kiosks. Additionally, the Group has remodeled the men's floor of "JR Kyoto Isetan" upon the tenth anniversary of the Kyoto Station Building and opened a new in-station commercial establishment "SUVACO JR KYOTO ISETAN" in the north-south free passage of the Kyoto station to increase revenues.

As a result, operating revenues from the sales of goods and food services amounted to ¥255.5 billion, up 1.3% from the previous fiscal year and operating income amounted to ¥5.2 billion, up 4.3%.

<Real estate business>

The Group has opened a "JR Kyoto Station NK Building" with a mass consumer-electronics retailer as its tenant in the Kyoto station, a "Kanazawa Station Nishiguchi Building" in the Kanazawa station and "SUN STATION TERRACE FUKUYAMA" under the elevated tracks of the Fukuyama station. Thus, the Group has promoted development of its station premises and surrounding properties. With regard to the Osaka station development project, the Group has steadily promoted the plan to construct the New North Building and make extensions to the ACTY Osaka Building. It also has aggressively continued to promote sales of condominium apartments on its former vacant lots of residence for its employees to make more effective use of its assets.

As a result, operating revenues from the real estate business amounted to ¥90.6 billion, up 19.2% from the previous fiscal year and operating income amounted to ¥24.6 billion, up 16.2%.

<Other businesses>

As to the travel agency business, the Group has conducted marketing activities by making use of its newly launched "New Domestic-Focused System". The Group has also formulated a "Nippon Travel Agency Group Medium-Term Business Plan (Fiscal Year 2008 to Fiscal Year 2010)" with the policies of stable growth in its key business area and the shifting of its management resources to growth areas. As to the hotel business, the Group has exerted its efforts on sales promotional activities by refurbishing guest rooms and eating and drinking establishments and launching various events. With regard to "ICOCA electronic money", the Group has commenced its services in the areas of Okayama and Hiroshima and its mutual utilization with "Suica" of East Japan Railway Company, or JR-East and also exerted its efforts to make it available at more stores downtown and in the station premises.

As a result, operating revenues from other businesses in the aggregate amounted to ¥304.9 billion, up 1.6% from the previous fiscal year and operating income amounted to ¥11.0 billion, down 11.8%.

2. Capital expenditure

During the fiscal year under review, the Group made capital investments by placing the full weight of its effort on enhancing safety, including the installation of additional ATS-P systems on its rail tracks. The Group also made investments to improve services and profitability and build up its transportation infrastructures, among other things.

The investments totaled ¥224.5 billion.

A. Major projects completed during the fiscal year under review are as follows:

- Construction to install additional anemometers.
- Construction to build new stations ("Shimamoto" on the JR Kyoto Line, "Suma Kaihinkoen" on the JR Kobe Line, "Harima-Katsuhara", "Nishigawara" and "Waki" on the Sanyo Main Line and "Kajikuri-Godaichi" on the San-in Main Line).
- Construction to renovate the station premises of the Tennoji station and the Shin-Imamiya station.
- Construction to introduce automatic ticket gate and ICOCA card systems in the areas of Okayama and Hiroshima.
- Construction of access facilities accompanying the construction to build the Osaka Outer Loop Line (between Hanaten and Kyuhoji on the Osaka Higashi Line).
- Construction to build new rolling stock (Shinkansen: 128 railcars, conventional railway lines: 132 railcars).

B. Major projects under construction as of the end of the fiscal year under review are as follows:

- Extended construction to install ATS-P systems on the relevant lines.
- Construction to elevate the tracks near the Himeji station on the JR Kobe Line and near the Nara station on the Yamatoji Line.
- Construction to introduce traffic control systems to the Osaka Loop Line and the Yamatoji Line.
- Construction to build a new station (one on the JR Kyoto Line).
- Construction to renovate the Osaka station of the JR Kyoto and JR Kobe Lines and to develop the New North Building.
- Construction to renovate the Okayama station of the Sanyo Main Line.
- Construction to improve transportation of the Sagano Line (construction of a double line between Kyoto and Sonobe).
- Construction to improve transportation of the Himeshin Line.
- Construction to improve facilities associated with the extension of the Kyushu Shinkansen Line to Hakata.
- Construction to build new rolling stock (Shinkansen: 72 railcars, conventional railway lines: 72 railcars).

3. Fund-raising

The Group borrowed ¥29.9 billion in domestic straight bonds and ¥26.3 billion in long-term debt, which were used for debt redemption and capital expenditure.

4. Issues to be addressed

On April 25, 2005, the Company caused a very grave accident to occur between Tsukaguchi and Amagasaki on the Fukuchiyama Line and consequently, seriously eroded the confidence of its customers and the society which it had been building up.

We will exert our all-out efforts to make a more detailed response to the bereaved and the victims by listening to their opinions and requests in all sincerity.

We understand that it is the first and foremost for management to place top priority on safety at all times and restore the confidence of our customers and the society and that we must build up a firm foundation for the Group as a whole to persistently develop in the future while offering useful services to the society and increasing profitability, based on the provision of safe, trustworthy high-quality transportation services.

With this basic understanding, we have formulated a new "Basic Safety Plan" and "JR-West Group's Medium-Term Management Plan" for the fiscal years ending March 31, 2013 to materialize our "Corporate Philosophy" and "Safety Charter" instituted in 2006. We will continue to exert every possible effort to "build a corporate culture of placing top priority on safety".

With regard to safety enhancement, based on the "Basic Safety Plan", we will introduce risk assessments to "build a corporate system to ensure no accidents to produce casualties among our customers and no serious labor accidents to our employees" and review our traditional concepts of accidents to conduct analyses on and implement measures against safety concerns more extensively. Additionally, we will implement measures never to forget the train accident on the Fukuchiyama Line, raise safety awareness and meet the requirements forming the basis of our safety management system.

With regard to the promotion of "reform" of our corporate culture and climate, which is inseparably related to the safety enhancement measures, we will create a corporate climate in which we are "safe" and "trustworthy" and "think and act for ourselves", based on the recommendations by the "Reform Promotion Council".

With regard to the railway operations, in accordance with the "Railway Safety Management Manual" instituted in October 2006, we have been improving our safety management system. Based on the "Basic Safety Plan", we will also exert our efforts to establish safety management based on risk assessments and implement measures to meet various requirements for safety, including the development of technological capabilities, improvement of communications and procurement and development of human resources. In addition, we will make planned investments to maintain and renovate our hardware infrastructures, as well as investments in the enhancement of safety of our railways and disaster-prevention measures, including the installation of additional ATS-P systems, measures to prevent excessive speeding on the down grade and anti-earthquake measures by quake-proof reinforcement works of the columns of its elevated bridges.

With regard to transportation and marketing activities, under the circumstances where competition is intensifying, we will promote measures to accelerate the use of our Shinkansen Line services by creating a Shinkansen Line timetable that may make the most of the effect of the introduction of N700 series, providing comfortable and highly reliable transportation services according to the uses and purposes of passengers and advertising its earth-consciousness. In addition, we will steadily promote various projects in railway operations, including measures for the extension of the Kyushu Shinkansen Line to Hakata in the spring of 2011, which includes mutual through services of the Kyushu Shinkansen Line and the Sanyo Shinkansen Line. Furthermore, we will implement measures to raise the level of services in general, including front-desk services of our employees, stations and train equipment and install displays in the stations to provide information on train operations in the event of any operational disorder. Simultaneously, we will aggressively promote measures that may satisfy passengers by installing barrier-free facilities in collaboration with local authorities and otherwise creating customer-friendly stations. In addition, to further enhance the convenience of our sales channels, we will endeavor to further promote the use of our "Express Reservations" service and extend our "EX-IC (Express IC)" service for the Sanyo Shinkansen Line, which service will commence in the summer of 2009.

With regard to sales of goods and food services and real estate business, to enhance the value of our railway belts, we will make our stations more convenient in full coordination of the railway operations, develop surrounding areas of the stations in collaboration with local authorities and communities and promote beautification and activation of the premises under the elevated tracks. We will also continue steadily implementing our Osaka station development projects, including preparations for the opening of a new department store by West Japan Railway Isetan Limited. In addition, we will continue our efforts to increase member stores of "ICOCA electronic money" to enhance the convenience of "ICOCA".

With regard to our corporate social responsibility (CSR), while recognizing anew the importance thereof, we will further carry out our CSR with the CSR Promotion Committee acting as a central figure, and also endeavor to establish proper administration in our whole business activities with our Compliance Committee and Risk Management Committee acting as central figures. In addition, we will further improve our internal control functions while properly operating our systems of evaluations and audits of internal control over financial reporting, which will become effective as from the year commencing on April 1, 2008.

We cordially seek the continued understanding and support of our shareholders.

5. Assets and profits for the most recent three fiscal years

Item	18th April 1, 2004 - Mar. 31, 2005	19th April 1, 2005 - Mar. 31, 2006	20th April 1, 2006 - Mar. 31, 2007	21st (current year) April 1, 2007 - Mar. 31, 2008
Operating revenues (billion yen)	1,220.8	1,240.0	1,262.9	1,290.1
Recurring profit (billion yen)	95.9	102.1	104.1	108.8
Net income (billion yen)	58.9	46.5	56.7	57.7
Net income per share (yen)	29,462	23,281	28,415	28,954
Total assets (billion yen)	2,364.3	2,355.9	2,401.6	2,462.8
Net assets (billion yen)	524.3	564.2	637.8	670.8

6. State of major subsidiaries, etc.

(1) State of major subsidiaries:

Name	Paid-in capital (million yen)	Equity ownership by the Company (%)	Main business
West Japan Railway Hotel Development Limited	18,000	100.0	Hotels
West Japan Railway Isetan Limited	6,000	66.7	Department store
Kyoto Station Building Development Co., Ltd.	6,000	61.4 (61.9)	Real estate leasing
Nippon Travel Agency Co., Ltd.	4,000	79.8	Travel agency
Chugoku JR Bus Company	2,840	100.0	Bus services
West Japan Railway Daily Service Net Company	2,300	91.5	Retail sales
West Japan JR Bus Company	2,110	100.0	Bus services
Osaka Terminal Building Company	2,000	57.4	Real estate leasing
Tennoji Terminal Building Co., Ltd.	1,800	61.7	Real estate leasing
JR-West Japan Real Estate & Development Company	620	100.0	Real estate leasing
Japan Railway West Trading Company	200	67.0 (100.0)	Wholesales
JR West Japan Communications Company	200	65.0 (100.0)	Advertising services

Name	Paid-in capital (million yen)	Equity ownership by the Company (%)	Main business
WEST JAPAN RAILWAY TECHNOS CORPORATION	161	62.7	Maintenance for railcar facilities
West Japan Electric System Co., Ltd.	81	51.5	Railway-related electric facilities

(Note) The percentages in the parentheses represent the Company's equity ownership including shares held indirectly through the subsidiaries of the Company.

(2) State of major affiliated companies:

Name	Paid-in capital (million yen)	Equity ownership by the Company (%)	Main business
Kansai Rapid Railway Co., Ltd.	75,280	23.9 (24.1)	Railway services
Daitetsu Kogyo Co., Ltd.	1,232	36.9	Construction
Kosei Construction Co., Ltd.	780	20.3	Construction

(Note) The percentages in the parentheses represent the Company's equity ownership including shares held indirectly through the subsidiaries of the Company.

7. Major businesses and offices

The major businesses the Group engages in and the offices therefor are as follows:

(1) Transportation business

In addition to the railway services, the Group engages in bus services and other services.

- The Company (Kita-ku, Osaka-City)
- Chugoku JR Bus Company (Minami-ku, Hiroshima-City)
- West Japan JR Bus Company (Konohana-ku, Osaka-City)

The outline of the railway services is as follows:

Offices	Route length			Number of stations	Number of rolling stock cars
	Shinkansen	Conventional railway lines	Total		
	km	km	km		
Shinkansen Administration Department	644.0	8.5	652.5	3	915
Kanazawa Branch	-	(28.0) 637.0	(28.0) 637.0	164	606
Kyoto Branch	-	314.0	314.0	99	561
Osaka Branch	-	403.3	403.3	154	1,475
Wakayama Branch	-	282.5	282.5	86	68
Kobe Branch	-	236.7	236.7	79	1,742
Fukuchiyama Branch	-	331.7	331.7	71	163
Okayama Branch	-	601.0	601.0	154	396
Yonago Branch	-	605.7	605.7	154	249
Hiroshima Branch	-	959.3	959.3	257	608
Total	644.0	(28.0) 4,380.0	(28.0) 5,024.0	1,221	6,783

(Note) The kilometers in the parentheses are shown separately for the Category III railway services (Nanao Line (between Wakura-Onsen and Anamizu)). The conventional railway lines of Osaka Branch include 28.6 kilometers of the Category II railway services (Kansai-Airport Line (between Rinku-Town and Kansai-Airport), JR Tozai Line (between Kyobashi and Amagasaki) and Osaka Higashi Line (between Hanaten and Kyuhoji)). The other lines are all for the Category I railway services.

Category I railway services: Transportation services provided by using its own railway tracks

Category II railway services: Transportation services provided by leasing railway tracks from other operators

Category III railway services: Possession of railway tracks that are used by other operators for transportation services

(2) Sales of goods and food services

The Group engages in department store business in the Kyoto Station Building and sales of goods and food services in major stations.

• West Japan Railway Isetan Limited (Shimogyo-ku, Kyoto-City)
• West Japan Railway Daily Service Net Company (Kita-ku, Osaka-City)
• Japan Railway West Trading Company (Suita-City, Osaka-Prefecture)

(3) Real estate business

The Group engages in sales and lease of real estate by use of its own real estate and operations of shopping centers.

• Kyoto Station Building Development Co., Ltd. (Shimogyo-ku, Kyoto-City)
• Osaka Terminal Building Company (Kita-ku, Osaka-City)
• Tennoji Terminal Building Co., Ltd. (Tennoji-ku, Osaka-City)
• JR-West Japan Real Estate & Development Company (Amagasaki-City, Hyogo-Prefecture)

(4) Other businesses

The Group engages in hotel and advertising businesses by use of its own properties, travel agency business that has highly synergistic effects with its transportation services and various construction and engineering works.

• West Japan Railway Hotel Development Limited (Shimogyo-ku, Kyoto-City)
• Nippon Travel Agency Co., Ltd. (Minato-ku, Tokyo)
• JR West Japan Communications Company (Kita-ku, Osaka-City)
• WEST JAPAN RAILWAY TECHNOS CORPORATION (Amagasaki-City, Hyogo-Prefecture)
• West Japan Electric System Co., Ltd. (Yodogawa-ku, Osaka-City)

8. State of employees

Classification by business segment	Number of employees (increase or decrease compared with the end of the previous fiscal year)
Transportation business	26,408 (+18)
Sales of goods and food services	2,111 (+30)
Real estate business	779 (+16)
Other businesses	14,723 (+603)
Total	44,021 (+667)

(Note) The number of employees represents the number of those actually at work in the respective segments.

9. Major lenders

Lender	Debt payable (billion yen)
Development Bank of Japan	70.4
Mizuho Corporate Bank, Ltd.	35.1
Sumitomo Mitsui Banking Corporation	33.9
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	33.5
The Sumitomo Trust and Banking Company, Limited	13.0
Resona Bank, Limited	11.8

II. Matters concerning shares:

1. Total number of issuable shares: 8,000,000 shares

2. Total number of issued shares: 2,000,000 shares
   (Note) 17,434 shares of treasury stock are included in the total number of issued shares.

3. Number of shareholders: 155,128 persons

4. Major shareholders:

Name	Number of shares (shares)	Ratio to total issued shares (%)
Japan Trustee Services Bank, Ltd. (Trust Unit)	114,067	5.75
The Master Trust Bank of Japan, Ltd. (Trust Unit)	105,421	5.32
Mizuho Corporate Bank, Ltd.	69,000	3.48
Sumitomo Mitsui Banking Corporation	64,000	3.23
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	63,000	3.18
JR-West Employee Stock-Sharing Plan	38,799	1.96
State Street Bank and Trust Company 505103	38,172	1.93
Nippon Life Insurance Company	35,000	1.77
The Sumitomo Trust and Banking Company, Limited	32,000	1.61
The Dai-Ichi Mutual Life Insurance Company	30,000	1.51

(Notes) 1. As of March 31, 2008, no shareholder had shares in the number representing one-tenth or more of the total number of issued shares (excluding shares of treasury stock) of the Company.

2. For the purpose of computing the ratios to total issued shares, 17,434 shares of treasury stock are excluded from the total number of issued shares of the Company.

5. Acquisition by the Company of its own shares:

To allow management to carry out capital policies with agility in response to business conditions, the Company, in accordance with the resolution adopted at the meeting of its Board of Directors held on October 30, 2007, purchased 17,434 shares of common stock of the Company for the aggregate purchase prices of ¥9,999,595,000 for the period from October 31, 2007 through November 16, 2007.

III. Matters concerning corporate officers:

1. Names of officers, etc.:

Title	Name	Position
Chairman	Noritaka Kurauchi	Advisor of Sumitomo Electric Industries, Ltd.
Director	Yoshio Tateishi	Chairman and Representative Director of Omron Corporation and Chairman of the Kyoto Chamber of Commerce and Industry
Director	Akio Nomura	Chairman and Representative Director of Osaka Gas Co., Ltd. and Chairman of the Osaka Chamber of Commerce and Industry
Director	Satoru Sone	Guest Professor and Head of Extension Center, Kogakuin University
Director	Tadashi Ishikawa	Representative Partner of Oh-Ebashi LPC & Partners
President and Representative Director	Masao Yamazaki	
Executive Vice President and Representative Director	Kazuaki Maruo	Provides general assistance to President. In charge of Railway Operations Headquarters and Safety Research Institute, for safety enhancement.
Executive Vice President and Representative Director	Takayuki Sasaki	Provides general assistance to President. In charge of IT Development Headquarters, Secretary Office, Corporate Communication Department, Inquiry & Auditing Department, Finance Department and Business Development Headquarters.

Title	Name	Position
Director	Ryuichiro Tsuchiya	In charge of Supporting Headquarters for the Victims of the Derailment Accident on the Fukuchiyama Line of the Company, Deliberation Department of the Derailment Accident on the Fukuchiyama Line and General Affairs Department.
Director	Takashi Kondo	In charge of Construction Department and Business Development Headquarters.
Director	Seishi Manabe	In charge of Corporate Planning Headquarters, Personnel Department and Tokyo Headquarters.
Director	Naoki Nishikawa	In charge of Safety Promotion Department, Railway Operations Headquarters, for safety enhancement.
Director	Koichi Inoue	In charge of Marketing Division, Railway Operations Headquarters.
Full-time Corporate Auditor	Noboru Koide	
Full-time Corporate Auditor	Tsutomu Iwasaki	
Corporate Auditor	Kazuo Yoshida	Dean of Business Administration Research, Graduate School of Kyoto University
Corporate Auditor	Ikuo Uno	Chairman and Representative Director of Nippon Life Insurance Company

(Notes)

1. Chairman Noritaka Kurauchi, Directors Yoshio Tateishi, Akio Nomura, Satoru Sone and Tadashi Ishikawa are external directors as provided for in Article 2, item 15 of the Corporation Law of Japan.
2. Full-time Corporate Auditor Tsutomu Iwasaki, Corporate Auditors Kazuo Yoshida and Ikuo Uno are external auditors as provided for in Article 2, item 16 of the Corporation Law of Japan.

2. Total amount of remuneration, etc. for officers

Classification	Number	Amount
Director	13	¥340 million
Corporate Auditor	4	¥74 million
Total	17	¥415 million

(Note) The total amount of remuneration, etc. for the external officers for the fiscal year under review was ¥95 million.

3. Matters concerning external officers

(1) State of the external officers' concurrent holding of offices of executive officers for other companies

External Director Mr. Yoshio Tateishi, acting as Chairman and Representative Director of OMRON Corporation, and External Director Mr. Akio Nomura, acting as Chairman and Representative Director of Osaka Gas Co., Ltd., have business dealings with the Company, respectively. External Corporate Auditor Mr. Ikuo Uno, acting as Chairman and Representative Director of Nippon Life Insurance Company, has business dealings with the Company.

External Director Mr. Noritaka Kurauchi has assumed the office of external director of Nippon Sheet Glass Co., Ltd.; External Director Mr. Yoshio Tateishi has assumed the office of external director of Dainippon Screen MFG. Co., Ltd.; and External Director Mr. Tadashi Ishikawa has assumed the office of external corporate auditor of Takeda Pharmaceutical Company Limited. External Corporate Auditor Mr. Ikuo Uno has assumed the office of external director of Matsushita Electric Industrial Co., Ltd. and Fuji Kyuko Co., Ltd., as well as the office of external corporate auditor of Odakyu Electric Railway Co., Ltd., Tohoku Electric Power Company, Incorporated and Sumitomo Mitsui Financial Group, Inc.

(2) Major activities of the external officers during the fiscal year under review

Classification	Name	Major activities
External Directors	Noritaka Kurauchi	Mr. Kurauchi attended all of the 12 sessions of the Board of Directors held during the fiscal year under review and expressed his opinions from time to time, principally from the perspective of an experienced management executive.
	Yoshio Tateishi	Mr. Tateishi attended nine of the 12 sessions of the Board of Directors held during the fiscal year under review and expressed his opinions from time to time, principally from the perspective of an experienced management executive.

Classification	Name	Major activities
	Akio Nomura	Mr. Nomura attended ten of the 12 sessions of the Board of Directors held during the fiscal year under review and expressed his opinions from time to time, principally from the perspective of an experienced management executive.
	Satoru Sone	Mr. Sone attended all of the 12 sessions of the Board of Directors held during the fiscal year under review and expressed his opinions from time to time, principally from the professional perspective of an academic expert.
	Tadashi Ishikawa	Mr. Ishikawa attended nine of the 12 sessions of the Board of Directors held during the fiscal year under review and expressed his opinions from time to time, principally from the professional perspective of an attorney at law.
External Corporate Auditors	Tsutomu Iwasaki	Mr. Iwasaki attended all of the 12 sessions of the Board of Directors and all of the 16 sessions of the Board of Corporate Auditors held during the fiscal year under review and expressed his opinions from time to time, principally with his wide experience in public administration.
	Kazuo Yoshida	Mr. Yoshida attended nine of the 12 sessions of the Board of Directors and 14 of the 16 sessions of the Board of Corporate Auditors held during the fiscal year under review and expressed his opinions from time to time, principally from the professional perspective of an academic expert.
	Ikuo Uno	Mr. Uno attended eight of the 12 sessions of the Board of Directors and 14 of the 16 sessions of the Board of Corporate Auditors held during the fiscal year under review and expressed his opinions from time to time, principally from the perspective of an experienced management executive.

IV. Matters concerning account auditors:

1. Name of the account auditors:

Ernst & Young ShinNihon

2. Amount of remuneration, etc. for the account auditors:

(1)	Amount of remuneration, etc. payable for the fiscal year under review:	¥120 million
(2)	Total amount of money and other proprietary benefits payable by the Company and its subsidiaries:	¥241 million

(Notes) 1. The amount of remuneration payable to the account auditors for their audits under the Corporation Law of Japan and the amount of remuneration payable for their audits under the Financial Instruments and Exchange Law of Japan are not specifically separated in the audit contract between the Company and Ernst & Young ShinNihon and cannot be separated practically. Hence, such amounts are stated collectively.

2. The Company has entrusted Ernst & Young ShinNihon with, and paid remuneration for, advisory services on the establishment and execution of internal control over financial reporting, which services are not covered by Article 2, paragraph 1 of the Certified Public Accountant Law of Japan.

3. Policy on determination of dismissal and non-reappointment:

In the event that the account auditors are considered to fall under any of the items of Article 340, paragraph 1 of the Corporation Law of Japan or otherwise it is considered necessary by the Company, the Company shall determine to dismiss or not to reappoint the account auditors.

V. Systems to secure the properness of business activities:

The matters concerning the establishment of the systems to secure the execution by the Directors of their duties to comply with laws or ordinances and the Articles of Incorporation and other systems to secure the properness of business activities of the Company are described below:

1. Systems to secure the execution by the Directors and employees of their duties to comply with laws or ordinances and the Articles of Incorporation

The Board of Directors of the Company shall meet once every month, in principle, to deliberate on important matters for management, report the development of execution of business on a timely and appropriate manner and monitor the execution by the Directors of their duties mutually. In addition, to ensure the transparency and fairness of corporate management, the Company has invited officers with excellent management prowess and broad knowledge from outside of the Company to give various guidance and proposals on management of the Company and conduct audits from objective perspectives since its incorporation. As from June 2006, the Company shall make a clear distinction between Directors to engage exclusively in monitoring and supervision and Directors to execute business (concurrently serving as Executive Officers) as well and increase the number of external Directors, appoint the "Chairman", who shall act as chairman of the Board of Directors, from among the external Directors and improve the system of distributing information to the external Directors to strengthen its functions of monitoring and supervision of corporate management.

With regard to compliance with law, the "Compliance Committee", with the President acting as chairman, shall, in accordance with the "Corporate Philosophy" instituted in April 2006, deliberate on and determine the formulation of annual policies on compliance and the establishment of internal systems and rules therefor, keep track of risks and devise necessary measures therefor, promote various training and educational campaigns, and examine and evaluate the schemes for ensuring compliance. In addition, the Company shall familiarize all officers and employees with the "Code of Ethics for Employees" and the "Ethics Office" as consultative office to further ensure compliance with law and corporate ethics. With regard to the execution by the Directors and employees of their duties, the Company shall ensure transparency thereof by devising schemes that may allow checking functions, including a system of circulating requests for managerial decision, as well as various committees from time to time, and make the Inquiry & Auditing Department, responsible internal audits, audit business of the Company in general from the perspectives of compliance with laws or ordinances and regulations.

Furthermore, for the purpose of the establishment of systems to evaluate and audit internal control over financial reporting, the Company shall maintain and improve internal control over financial reporting through the evaluation of the effectiveness thereof by the department responsible for internal audits to ensure the correctness and credibility of financial reporting.

Through these measures, the Company shall endeavor to improve its systems to ensure compliance with law or otherwise in its business operations in general.

2. Systems concerning storage and management of information on the execution by the Directors of their duties

Pursuant to the document management manuals of the Company, information on the execution by the Directors of their duties shall be prepared, stored and managed properly by the respective sections in charge thereof and shall be made available for inspection by the Directors and Corporate Auditors at all times whenever necessary.

3. Regulations concerning management of exposure to the risk of loss and other systems

Taking seriously that on April 25, 2005, it caused a very grave accident to occur between Tsukaguchi and Amagasaki on the Fukuchiyama Line in which 106 lives were claimed and more than 500 passengers were injured, and with a resolve never to permit the occurrence of such any accident, the Company shall set the "building of a corporate culture of placing top priority on safety" as its utmost management target and implement measures to complete the target in accordance with its "Corporate Philosophy" and "Safety Charter".

The Company shall steadily implement measures in response to remarks, including "proposals" and "opinions" stated in the report on the investigation of the train accident on the Fukuchiyama Line publicized by the Aircraft and Railway Accidents Investigation Commission in June 2007. The Company shall also steadily promote the "Basic Safety Plan" formulated by taking into consideration the proposals for the direction of safety enhancement measures by the Experts' Council on Safety Promotion, as well as the measures implemented so far, to promote greater safety. Furthermore, the Company shall build a stronger safety management system based on its "Railway Safety Management Manual" instituted in accordance with the amended Railway Business Law of Japan, enforced in October 2006. Additionally, the "Risk Management Committee" with the President acting as chairman shall keep track of risks and critical factors that may have material effects on management of the Company, prepare manuals and deliberate on and determine important policies to respond thereto, prepare to establish a rapid initial response system and implement appropriate measures in the event of any serious crisis, and examine and evaluate the risk management schemes and systems.

Through these efforts, the Company shall build up a system for appropriate risk management in its business activities in general.

4. Systems to secure efficient execution by the Directors of their duties

The Directors in charge of their respective sections shall, based on the general business plan determined by the Board of Directors at the beginning of each fiscal year, execute their duties properly with regard to the measures of the respective sections in accordance with the authority and decision-making rules under the Company's regulations of its organization and execution of business.

The Company has established an Executive Committee consisting of the Representative Directors and Executive Officers of the Company to deliberate on fundamental matters for execution of business, and also introduced a system of executive officers to delegate authorities to the Executive Officers, whereby ensuring stronger functions to supervise the Board of Directors and speedier execution of their duties.

5. Systems to secure the properness of business activities of the corporate group

At its "Compliance Committee" and "Risk Management Committee", the Company shall determine policies on compliance and risk management of the whole Group, and each group company shall take measures to establish committees and regulations, whereby formulating a system for strong compliance and appropriate risk management of the whole Group. In addition, at its "Ethics Office", the Company shall respond to consultations concerning any group company, whereby ensuring strict corporate ethics of the whole Group.

With regard to important managerial matters of the group companies, the Company shall establish a system to allow them to consult with the Company in advance, and the Company shall make its officers assume the offices of directors and corporate auditors of its important group companies to ensure legitimate and effective management of the Group. Furthermore, for the purpose of its internal audits, the Company shall, whenever necessary, determine if laws or ordinances and regulations concerning execution of business of the group companies are observed.

With regard to the "evaluation of internal control over financial reporting", the Company shall promote its group-wide efforts as the business on a consolidated basis is subjected to such evaluation.

6. Matters concerning the employees to assist the Corporate Auditors to execute their duties and their independence from the Directors

The Company has appointed its employees as the Corporate Auditors' staff to engage exclusively in assisting the Corporate Auditors and they shall execute their duties under the orders and instructions of the Corporate Auditors.

The Company shall make their personnel changes and evaluations by taking into consideration the opinions of the Corporate Auditors.

7. System for reports by Directors and employees to the Corporate Auditors and other systems for reporting to the Corporate Auditors

The Directors, Executive Officers and employees shall give to the Corporate Auditors or the Board of Corporate Auditors reports promptly upon the occurrence of any grave accident, any act in violation of any law or ordinance or the Articles of Incorporation or any event that may cause material damage to the Company, as well as reports on the state of performance of internal audits, the particulars of information provided with the "Ethics Office", the particulars of the measures taken by the President's Special Aide, the details of business and problems of each section and such other matters as requested by the Corporate Auditors or the Board of Corporate Auditors from time to time and on a regular basis.

8. Other systems to ensure effective audits by the Corporate Auditors

The Directors of the Company shall formulate systems necessary for the Corporate Auditors to expediently perform audits, including those to allow the Corporate Auditors to attend important meetings, inspect decision documents, cooperate with its internal audit section and account auditors and exchange opinions with the Representative Directors.

In addition, the sections responsible for the business offices of the Company shall coordinate and cooperate with each other to allow the Corporate Auditors to visit the offices to perform effective and efficient audits.

CONSOLIDATED BALANCE SHEET

(As of March 31, 2008)

ASSETS	(million yen)
Current assets:	221,138
Cash and deposits	44,836
Trade notes and accounts receivable	19,139
Railway fares receivable	21,836
Accounts receivable	48,559
Inventories	22,246
Deferred tax assets	19,938
Other current assets	44,917
Less allowance for doubtful accounts	(335)
Fixed assets:	2,241,630
Tangible fixed assets:	2,028,639
Buildings and structures	979,074
Machinery, equipment and transport equipment	282,599
Land	657,469
Construction in progress	81,301
Other tangible fixed assets	28,195
Intangible fixed assets:	20,017
Investments and other assets:	192,973
Investment in securities	60,038
Deferred tax assets	109,035
Other investments and other assets	24,897
Less allowance for doubtful accounts	(998)
Deferred assets	62
TOTAL ASSETS	2,462,831

(Note) Figures are indicated by discarding fractions of one million yen.

LIABILITIES

Current liabilities:	578,698
Trade notes and accounts payable	48,109
Short-term borrowings	13,630
Current portion of bonds	45,000
Current portion of long-term debt	42,979
Current portion of long-term payables to the acquisition of railway properties	34,598
Current portion of long-term payables	31
Accounts payable	126,772
Accrued consumption taxes	3,135
Accrued income tax	37,589
Railway deposits received	1,560
Deposits	59,171
Prepaid railway fares received	31,260
Advances received	66,574
Allowance for bonuses	34,817
Allowance for rewards based on points	670
Other current liabilities	32,795
Long-term liabilities:	1,213,294
Bonds	234,964
Long-term debt	206,531
Long-term payables to the acquisition of railway properties	392,872
Long-term payables	285
Deferred tax liabilities	141
Retirement allowances for employees	257,038
Allowance for quake-proof reinforcement measures	2,222
Allowance for environment and safety measures	11,466
Allowance for gift certificates yet to be redeemed	2,667
Other long-term liabilities	105,105
TOTAL LIABILITIES	1,791,993

NET ASSETS

Shareholders' equity:	634,022
Common stock	100,000
Capital surplus	55,000
Retained earnings	489,366
Treasury stock	(10,343)
Evaluation and exchange differences, etc.:	4,647
Evaluation difference on other securities	4,552
Deferred hedge income (loss)	95
Minority interests	32,167
TOTAL NET ASSETS	670,838
TOTAL LIABILITIES AND NET ASSETS	2,462,831

(Note) Figures are indicated by discarding fractions of one million yen.

CONSOLIDATED STATEMENT OF INCOME

(For the period from April 1, 2007 to March 31, 2008)

(million yen)

Operating revenues		1,290,190
Operating expenses		
Transportation and other services and cost of sales	944,207	
Selling, general and administrative expenses	208,569	1,152,777
Operating income		137,413
Non-operating income		
Interest and dividend income	461	
Equity in earnings of affiliates	1,298	
Other income	6,158	7,918
Non-operating expenses		
Interest expenses	35,424	
Other expenses	1,049	36,473
Recurring profit		108,857
Extraordinary profits:		
Proceeds from construction contract	25,891	
Gain on sale of fixed assets	8,097	
Others	10,685	44,675
Extraordinary expenses:		
Loss on reduction entry of proceeds from construction	24,864	
Others	27,084	51,948
Income before income tax		101,584
Corporation, inhabitant and enterprise taxes		56,559
Income taxes - deferred		(14,737)
Minority interests		2,054
Net income		57,707

(Note) Figures are indicated by discarding fractions of one million yen.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, ETC.

(For the period from April 1, 2007 to March 31, 2008)

(million yen)

	Shareholders' equity					Evaluation and exchange differences, etc.				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Evaluation difference on other securities	Deferred hedge income	Total evaluation and exchange differences, etc.	Minority interests	Total net assets
Balance as of March 31, 2007	100,000	55,000	443,658	(327)	598,331	8,864	348	9,212	30,305	637,849
Changes during the year:										
Distribution of surplus			(12,000)		(12,000)					(12,000)
Net income			57,707		57,707					57,707
Difference due to changes in shareholdings in equity-method affiliates				(16)	(16)					(16)
Acquisition of treasury stock				(9,999)	(9,999)					(9,999)
Changes in items other than shareholders' equity during the year (net)						(4,312)	(253)	(4,565)	1,862	(2,703)
Total changes during the year	-	-	45,707	(10,016)	35,691	(4,312)	(253)	(4,565)	1,862	32,988
Balance as of March 31, 2008	100,000	55,000	489,366	(10,343)	634,022	4,552	95	4,647	32,167	670,838

(Note) Figures are indicated by discarding fractions of one million yen.

Notes to Consolidated Financial Statements

(For the period from April 1, 2007 to March 31, 2008)

(Note) Figures are indicated by discarding fractions of one million yen.

I. Notes on important information constituting the basis of preparation of consolidated financial statements

1. Matters concerning the scope of consolidation

(1) Number of consolidated subsidiaries: 66

The consolidated subsidiaries of the Company are West Japan Railway Hotel Development Limited, West Japan Railway Isetan Limited, Kyoto Station Building Development Co., Ltd., Nippon Travel Agency Co., Ltd., Chugoku JR Bus Company, West Japan Railway Daily Service Net Company, West Japan JR Bus Company, Osaka Terminal Building Company, Tennoji Terminal Building Co., Ltd., JR-West Japan Real Estate & Development Company, Japan Railway West Trading Company, JR West Japan Communications Company, WEST JAPAN RAILWAY TECHNOS CORPORATION, West Japan Electric System Co., Ltd. and 52 others.

As of April 1, 2007, Kure Station Development Co., Ltd. and Chugoku Station Development Co., Ltd. were merged into Chugoku Station Development Co., Ltd., a surviving company, whose name has been changed to Chugoku SC Development Co., Ltd. As of July 1, 2007, the name of West Japan Railway Information System Company was changed to West Japan Railway IT Solutions Company.

(2) The Company has 85 non-consolidated subsidiaries, including Osaka Energy Service Co., Ltd. These companies are excluded from the scope of consolidation, because their aggregate amounts of total assets, net sales, net income or loss (equal to the equity share) and retained earnings (equal to the equity share) do not have a significant effect on the consolidated financial statements.

2. Matters concerning the application of the equity method

(1) The Company has no non-consolidated subsidiary subject to the equity method.

(2) The equity method is applied to the investments in four affiliated companies: Kansai Rapid Railway Co., Ltd., Daitetsu Kogyo Co., Ltd., Kosei Construction Co., Ltd., and Railway Information Systems Co., Ltd.

(3) These 85 non-consolidated subsidiaries and 16 affiliated companies, including Nara Hotel Co., Ltd. are excluded from the scope of the application of the equity method, because their aggregate amounts of net income or loss (equal to the equity share) and

retained earnings (equal to the equity share) do not have a significant effect on the consolidated financial statements.

3. Matters concerning the fiscal years of the consolidated subsidiaries

The date of the closing of accounts of Nippon Travel Agency Co., Ltd. is December 31 of each year and its financial statements as of the date of the closing of accounts are used for the purpose of preparing the consolidated financial statements. Significant transactions up to the date of the closing of consolidated accounts are adequately adjusted for the purpose of consolidation. The date of the closing of accounts of any other consolidated subsidiary is March 31 of each year, which corresponds to the date of the closing of consolidated accounts.

4. Matters concerning the accounting standards

(1) Basis and method of valuation of important assets:

(i) Marketable securities:

Other marketable securities:

Those with market value:	At market value, determined by market prices, etc. as of the close of the fiscal year (Revaluation differences are all transferred directly to net assets. Selling costs are determined principally by the moving average method.)
Those without market value:	At cost, determined principally by the moving average method

(ii) Inventories:

Goods:	At cost, determined principally by the retail inventory method and the latest purchase cost method
Real estate for sale:	At cost, determined by the identified cost method
Work in process:	At cost, determined principally by the identified cost method
Materials and supplies:	At cost, determined principally by the moving average method

The balance sheet values are calculated by the write-down method based on declined margins.

(2) Method of depreciation of important depreciable assets:

(i) Tangible fixed assets:

Tangible fixed assets are depreciated principally by the declining balance method; provided, however, that the replacement cost method is applicable to replacement assets for railway services.

(ii) Intangible fixed assets:

Intangible fixed assets are depreciated by the straight-line method. Software for internal use is amortized by the straight-line method on the estimated useful life of internal use (five years).

(iii) Long-term prepaid expenses:

Long-term prepaid expenses are written off in equal amounts.

(3) Method of treatment of deferred assets:

Bond issuing expenses are all treated as expenses upon payment thereof.

Development expenses of the consolidated subsidiaries are amortized regularly over their respective effective periods.

(4) Basis for accounting for important allowances and accrued liabilities:

(i) Allowance for doubtful accounts:

To meet losses from loan default, the Group sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific claims, such as probable non-performing credits.

(ii) Allowance for bonuses:

To meet the payment of bonuses to employees, the Group sets aside an estimated amount of bonuses to be paid for each current fiscal year.

(iii) Retirement allowances for employees:

To meet the payment of retirement benefits to employees, the Group provides an amount, based on estimated retirement benefit obligations and pension plan assets as of the close of each current fiscal year.

The difference of ¥321,242 million upon the change of accounting standards for employee retirement benefits is treated as expenses, and is amortized principally on a straight-line basis for a period of 10 years.

Actuarial differences are treated principally as expenses from the fiscal year next following the fiscal year when such differences occur, and are amortized principally on a straight-line basis for a specific period of years (principally, 10 years) not exceeding the average remaining years of service of employees when such differences occur.

Prior service cost is amortized as an extraordinary expense in a lump sum in the fiscal year the Group incurs such cost.

(iv) Allowance for quake-proof reinforcement measures

To meet the payment for expenses, including removal and restoration costs, relating to quake-proof reinforcement works of the columns of its elevated bridges of the Shinkansen Line, the Group provides an amount of expenses reasonably estimated at the close of each current fiscal year.

No amount of expenses that cannot reasonably be estimated at present is provided.

(v) Allowance for environment and safety measures

To meet the payment for expenses of disposal of PCB and other wastes, the Group provides an amount of expenses reasonably estimated at the close of each current fiscal year. The estimated amount is calculated based on the unit cost publicized by Japan Environment Safety Co., Ltd. (JESCO). No amount of expenses of disposal that cannot reasonably be estimated at present is provided.

To meet the payment for expenses of disposal of contaminated soil as some of the lands held by the Company for development have been found contaminated, the Group provides an amount of expenses reasonably estimated at the close of each current fiscal year. With regard to any of the lands requiring the Company to negotiate with the previous owners of the relevant lands for arrangements for the payment for expenses of disposal thereof, no amount of expenses of disposal is provided.

(vi) Allowance for gift certificates yet to be redeemed

To meet the future redemption of gift certificates issued by some consolidated subsidiaries and recorded as income after the lapse of a certain period after the issuance thereof, the Group provides an amount of future redemption reasonably estimated based on the past redemption rate at the close of each current fiscal year.

(vii) Allowance for rewards based on points

To meet the future use of points given to customers, the Group provides an amount of future rewards estimated at the close of each current fiscal year.

(5) Accounting treatment of proceeds from construction contract:

For the purpose of construction to elevate railway tracks and other works for its railway operations, the Company receives from local municipal entities contributions to pay for part of such construction. An amount equivalent to such contributions is deducted directly from acquisition costs of the fixed assets so acquired upon the completion of such construction.

In the consolidated statement of income, the Group accounts for such contributions received for construction as an extraordinary profit and such amount directly deducted from acquisition costs of the fixed assets, as a loss on reduction entry of proceeds from construction, as an extraordinary expense.

(6) Accounting treatment of consumption taxes:

Consumption taxes are excluded from each account subject to such taxes.

5. Matters concerning the valuation of assets and liabilities of consolidated subsidiaries:

Assets and liabilities of the consolidated subsidiaries are valuated based on the overall market value method.

6. Matters concerning the amortization of goodwill and negative goodwill:

Goodwill and negative goodwill are amortized equally over five years.

7. Changes in the important matters forming the basis of preparation of consolidated financial statements:

(1) Application of the Accounting Standard for Measurement of Inventories:

As the "Accounting Standard for Measurement of Inventories" (Accounting Standards Board of Japan ("ASBJ") Corporate Accounting Standard No.9, July 5, 2006) has become applicable to consolidated financial statements for any fiscal year commencing on or prior to March 31, 2008, the Group has applied the accounting standard as from the fiscal year under review.

The change has no significant effect on the consolidated financial statements.

(2) Change in the method of depreciation of tangible fixed assets:

In accordance with the amendment to the Corporate Tax Law of Japan, tangible fixed assets, excluding buildings, acquired on or after April 1, 2007 are depreciated principally by the declining balance method under the Corporate Tax Law as amended, as from the fiscal year under review. With regard to the tangible fixed assets acquired on or prior to March 31, 2007 and depreciated by the allowable limit for depreciation, the residual book value thereof is depreciated equally over five years.

With regard to the depreciation of buildings, the declining balance method has principally been applicable. However, the buildings acquired on or after April 1, 2007 are depreciated principally by the declining balance method under the Corporate Tax Law as amended.

The Company publicized a revision of the Group's medium-term management objectives, which include the "promotion of measures to enhance safety" and the "provision of quality services and products preferred by customers" as its important management issues, in October 31, 2006 and promoted the installation of additional ATS systems and quake-proof reinforcement works of the columns of its elevated bridges during the fiscal year ended March 31, 2007. Since the fiscal year ended March 31, 2008, the Company will continue its efforts to enhance safety and also steadily promote various projects in the railway operations, including preparations for the extention of the Kyushu Shinkansen Line to Hakata toward the end of the fiscal year ending March 31, 2011, which includes mutual through services of the Kyushu Shinkansen Line and the Sanyo Shinkansen Line. In addition, the Company will steadily promote the project to renovate the Osaka station and develop a New North Building and continue renovation of the stations by installing barrier-free facilities, which will also be more convenient and functional, and changing the designs of the existing stations in line with the development of commercial establishments in the station premises or otherwise, in an effort to create convenient and attractive stations that may be preferred by more customers. By taking into consideration investments and improvements with regard to its buildings in the future from the aforementioned standpoints, the Company has made such change to the depreciation rate of the buildings as earlier depreciation can more properly reflect the conditions of the stations and other buildings for business use.

Simultaneously, with regard to the tangible fixed assets acquired on or prior to March 31, 2007 and depreciated by the allowable limit for depreciation, the method under which the residual book value thereof is depreciated equally over five years is applicable. The change has been made by taking into consideration the development of retirement of the buildings of the Company while there is a trend toward the establishment of an accounting practice by which a residual value is fixed at the memorandum value of one yen.

As a result, depreciation amounts included in operating expenses increased by ¥9,433 million and operating income, recurring profit and income before income tax decreased by ¥9,433 million, respectively.

Of the increase in depreciation amounts, the amount of five-year equal depreciation of the residual book value of the existing assets is ¥7,199 million.

(3) Accounting for allowance for gift certificates yet to be redeemed:

Gift certificates issued by some consolidated subsidiaries and recorded as income after the lapse of a certain period after the issuance thereof have been deducted as expenses upon redemption thereof. However, upon the publication of the "Practical Guideline on Audit Treatment of Reserves under the Special Taxation Measures Law, Allowances or Reserves under the Special Laws and Allowances for Retirement Benefits for Directors, Etc." (JICPA Auditing and Assurance Practice Committee Statement No. 42, April 13, 2007), to meet the future redemption of such gift certificates, the Group provides an amount of future redemption reasonably estimated based on the past redemption rate at the close of each current fiscal year, as from the fiscal year under review.

As a result, in comparison with the previous method, operating revenues, operating income and recurring profit increased by ¥67 million, ¥67 million and ¥63 million, respectively and income before income tax decreased by ¥2,667 million.

II. Notes to consolidated balance sheet, etc.

1. Assets pledged

Assets pledged:

Deposits	¥230 million
Buildings and structures	¥20,740 million
Land	¥190 million
Investment in securities	¥302 million
Total	¥21,463 million

Secured liabilities:

Long-term debt	¥5,810 million
Current portion of long-term debt	¥650 million
Other current liabilities	¥1,991 million
Total	¥8,451 million

In addition, pursuant to Article 7 of the Supplementary Provisions to the Law to Amend Part of the Law Concerning Passenger Railway Companies and the Japan Freight Railway Company (2001 Law No. 61) of Japan, the entire property of the Company is subject to statutory preferential rights for the security of all bonds (¥175,000 million).

2. Accumulated depreciation of tangible fixed assets: ¥2,640,818 million

3. Accumulated contributions for construction directly deducted from acquisition costs of fixed assets: ¥525,033 million

4. Particulars of guarantee obligations:

(million yen)

Guarantee	Guarantee amount	Details of guaranteed obligations
Osaka Soto-Kanjo Railway Co., Ltd.	7,800	Commitment to guarantee for loans from financial institutions
Nichiryo Service Co., Ltd.	400	Guarantee for sale of JR tickets on consignment
Nichiryo-OMC Co., Ltd.	239	Guarantee for payment for air fares
Others (4 companies)	173	
Total	8,612	

5. Matters concerning the train accident on the Fukuchiyama Line:

Expenses resulting from the train accident on the Fukuchiyama Line, including compensation, are anticipated. However, it is difficult to reasonably estimate the amount thereof at present.

III. Notes to consolidated statement of changes in shareholders' equity, etc.

1. Matters concerning the class and number of shares issued and outstanding

Class	Number of shares as of March 31, 2007 (shares)	Increase in the number of shares during the year	Decrease in the number of shares during the year	Number of shares as of March 31, 2008 (shares)
Shares of common stock	2,000,000	-	-	2,000,000

2. Matters concerning the class and number of shares of treasury stock

Class	Number of shares as of March 31, 2007 (shares)	Increase in the number of shares during the year	Decrease in the number of shares during the year	Number of shares as of March 31, 2008 (shares)
Shares of common stock	885	17,480	-	18,365

The increase of 17,480 shares in the number of shares of common stock held by the Company was due to the increase of 46 shares in the Company held by its equity-method affiliated companies attributable to the Company as a result of an increase in its equities in such affiliated companies, and the increase of 17,434 shares as a result of the acquisition by the Company of its own shares.

3. Matters concerning dividends

(1) Amount of dividends paid

Resolution	Class of shares	Total amount of dividends (million yen)	Amount of dividend per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 22, 2007	Shares of common stock	6,000	3,000	March 31, 2007	June 25, 2007
Meeting of the Board of Directors held on October 30, 2007	Shares of common stock	6,000	3,000	September 30, 2007	November 30, 2007

(2) Dividends the record date for which falls during the fiscal year under review but the effective date for which falls during the next fiscal year

Resolution (expected)	Class of shares	Total amount of dividends (million yen)	Source of dividends	Amount of dividend per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders to be held on June 24, 2008	Shares of common stock	5,947	Retained earnings	3,000	March 31, 2008	June 25, 2008

IV. Notes to information per share

1. Net assets per share: ¥322,294.60
2. Net income per share: ¥28,954.78

BALANCE SHEET
(As of March 31, 2008)

ASSETS	(million yen)
Current assets:	148,899
Cash and deposits	31,471
Railway fares receivable	23,359
Accounts receivable	22,563
Accrued income	4,516
Short-term loans	28,583
Materials and supplies	8,015
Prepaid expenses	1,944
Deferred tax assets	14,984
Other current assets	13,630
Less allowance for doubtful accounts	(169)
Fixed assets:	2,074,047
Fixed assets for railway operations	1,583,696
Fixed assets for ferry services	479
Fixed assets for related businesses	59,587
Other relevant fixed assets	72,035
Construction in progress	76,390
Investments and other assets	281,857
Stocks of affiliates	123,671
Investment in securities	15,413
Long-term loans receivable	40,173
Long-term prepaid expenses	3,869
Deferred tax assets	94,525
Other investments and advances	4,490
Less allowance for doubtful accounts	(285)
TOTAL ASSETS	2,222,947

(Note) Figures are indicated by discarding fractions of one million yen.

LIABILITIES

Current liabilities:	587,589
Short-term borrowings	136,069
Current portion of bonds	45,000
Current portion of long-term debt	40,116
Current portion of long-term payables for acquisition of railway properties	34,598
Current portion of long-term payables	319
Other accounts payable	145,562
Accrued expenses	19,657
Accrued consumption taxes	1,040
Accrued income tax	29,017
Railway deposits received	1,858
Deposits	11,395
Prepaid railway fares received	31,211
Advances received	64,238
Prepaid income received	373
Allowance for bonuses	26,609
Allowance for rewards based on points	480
Other current liabilities	39
Long-term liabilities:	1,082,912
Bonds	234,964
Long-term debt	185,882
Long-term payables for acquisition of railway properties	392,872
Other long-term payables	1,973
Retirement allowances for employees	238,518
Allowance for quake-proof reinforcement measures	2,222
Allowance for environment and safety measures	11,466
Other long-term liabilities	15,012
TOTAL LIABILITIES	1,670,501

NET ASSETS

Shareholders' equity	548,444
Common stock:	100,000
Capital surplus:	55,000
Capital reserve	55,000
Retained earnings:	403,444
Retained earnings reserve	11,327
Other retained earnings	392,117
Reserve for advanced depreciation of fixed assets	17,767
General reserve	290,000
Retained earnings carried forward	84,349
Treasury stock	(9,999)
Evaluation and exchange differences, etc.:	4,000
Evaluation difference on other securities	4,000
TOTAL NET ASSETS	552,445
TOTAL LIABILITIES AND NET ASSETS	2,222,947

(Note) Figures are indicated by discarding fractions of one million yen.

STATEMENT OF INCOME

(For the period from April 1, 2007 to March 31, 2008)

(million yen)

Railway operations		
Operating revenues	859,411	
Operating expenses	761,966	
Operating income		97,445
Ferry services		
Operating revenues	422	
Operating expenses	504	
Operating loss		81
Related businesses		
Operating revenues	19,625	
Operating expenses	7,165	
Operating income		12,460
Operating income		109,824
Non-operating income		
Interest and dividend income	1,054	
Other income	5,147	6,202
Non-operating expenses		
Interest expenses	35,438	
Other expenses	614	36,052
Recurring profit		79,974
Extraordinary profits:		
Proceeds from construction contract	25,891	
Gain on sale of fixed assets	8,016	
Others	7,040	40,949
Extraordinary expenses:		
Loss on reduction entry of proceeds from construction	24,864	
Others	19,968	44,832
Income before income tax		76,090
Corporation, inhabitant and enterprise taxes		43,973
Income taxes - deferred		(13,010)
Net income		45,128

(Note) Figures are indicated by discarding fractions of one million yen.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, ETC.

(For the period from April 1, 2007 to March 31, 2008)

(million yen)

	Shareholders' equity									Evaluation and exchange differences, etc.	
		Capital surplus	Retained earnings								
				Other retained earnings							
	Capital stock	Capital reserve	Retained earnings reserve	Reserve for advanced depreciation of fixed assets	General reserve	Retained earnings carried forward	Total retained earnings	Treasury stock	Total shareholders' equity	Evaluation differences on other securities	Total net assets
Balance as of March 31, 2007	100,000	55,000	11,327	15,436	260,000	83,553	370,316	-	525,316	8,003	533,320
Changes during the year:											
Distribution of surplus						(12,000)	(12,000)		(12,000)		(12,000)
Net income						45,128	45,128		45,128		45,128
Transfer to reserve for advanced depreciation of fixed assets				3,649		(3,649)	-		-		-
Reversal of reserve for advanced depreciation of fixed assets				(1,317)		1,317	-		-		-
Transfer to general reserve					30,000	(30,000)	-		-		-
Acquisition of treasury stock								(9,999)	(9,999)		(9,999)
Changes in items other than shareholders' equity during the year (net)										(4,003)	(4,003)
Total changes during the year	-	-	-	2,331	30,000	796	33,128	(9,999)	23,128	(4,003)	19,125
Balance as of March 31, 2008	100,000	55,000	11,327	17,767	290,000	84,349	403,444	(9,999)	548,444	4,000	552,445

(Note) Figures are indicated by discarding fractions of one million yen.

Notes to Non-Consolidated Financial Statements
(For the period from April 1, 2007 to March 31, 2008)

(Note) Figures are indicated by discarding fractions of one million yen.

I. Notes on the matters concerning significant accounting policies:

1. Basis and method of valuation of assets

(1) Basis and method of valuation of marketable securities:

1) Stocks of subsidiaries and affiliates: At cost, determined by the moving average method

2) Other marketable securities:

Those with market value: At market value, determined by market prices, etc. as of the close of the fiscal year (Revaluation differences are all transferred directly to net assets. Selling costs are determined by the moving average method.)

Those without market value: At cost, determined by the moving average method

(2) Basis and method of evaluation of inventories:

Materials and supplies: At cost, determined by the moving average method

2. Method of depreciation of fixed assets:

(1) Tangible fixed assets:

Declining balance method; provided, however, that the replacement cost method is applicable to replacement assets for railway services.

(2) Intangible fixed assets:

Intangible fixed assets are depreciated by the straight-line method. Software for internal use is amortized by the straight-line method on the estimated useful life of internal use (five years).

(3) Long-term prepaid expenses:

Long-term prepaid expenses are written off in equal amounts.

3. Method of treatment of deferred assets:

Bond issuing expenses are all treated as expenses upon payment thereof.

4. Basis for accounting for allowances and accrued liabilities:

(1) Allowance for doubtful accounts:

To meet losses from loan default, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific claims, such as probable non-performing credits.

(2) Allowance for bonuses:

To meet the payment of bonuses to employees, the Company sets aside an estimated amount of bonuses to be paid for each current fiscal year.

(3) Retirement allowances for employees:

To meet the payment of retirement benefits to employees, the Company provides an amount, based on estimated retirement benefit obligations as of the close of each current fiscal year.

The difference of ¥301,642 million upon the change of accounting standards for employee retirement benefits is treated as expenses, and is amortized on a straight-line basis for a period of 10 years.

Actuarial differences are treated as expenses from the fiscal year next following the fiscal year when such differences occur, and are amortized on a straight-line basis for a specific period of years (10 years) not exceeding the average remaining years of service of employees when such differences occur.

Prior service cost is amortized as an extraordinary expense in a lump sum in the fiscal year the Company incurs such cost.

(4) Allowance for quake-proof reinforcement measures

To meet the payment for expenses, including removal and restoration costs, relating to quake-proof reinforcement works of the columns of its elevated bridges of the Shinkansen Line, the Company provides an amount of expenses reasonably estimated at the close of each current fiscal year.

No amount of expenses that cannot reasonably be estimated at present is provided.

(5) Allowance for environment and safety measures

To meet the payment for expenses of disposal of PCB and other wastes, the Company provides an amount of expenses reasonably estimated at the close of each current fiscal year. The estimated amount is calculated based on the unit cost publicized by Japan Environment Safety Co., Ltd. (JESCO). No amount of expenses of disposal that cannot reasonably be estimated at present is provided.

To meet the payment for expenses of disposal of contaminated soil as some of the lands held by the Company for development have been found contaminated, the Company provides an amount of expenses reasonably estimated at the close of each current fiscal year. With regard to any of the lands requiring the Company to negotiate with the previous owners of the relevant lands for arrangements for the payment for expenses of disposal thereof, no amount of expenses of disposal is provided.

(6) Allowance for rewards based on points

To meet the future use of points given to J-West Card members, the Company provides an amount of future rewards estimated at the close of each current fiscal year.

5. Accounting treatment of lease transactions:

With regard to the treatment of finance lease transactions other than those in which ownership of leased property is considered to be transferred to borrowers, the method for regular lease transactions applies similarly.

6. Accounting treatment of proceeds from construction contract:

For the purpose of construction to elevate railway tracks and other works for its railway operations, the Company receives from local municipal entities contributions to pay for part of such construction. An amount equivalent to such contributions is deducted directly from acquisition costs of the fixed assets so acquired upon the completion of such construction.

In the statement of income, the Company accounts for such contributions received for construction as an extraordinary profit and such amount directly deducted from acquisition costs of the fixed assets, as a loss on reduction entry of proceeds from construction, as an extraordinary expense.

7. Accounting treatment of consumption taxes:

Consumption taxes are excluded from each account subject to such taxes.

8. Changes in the significant accounting policies:

(1) Application of the Accounting Standard for Measurement of Inventories:

As the "Accounting Standard for Measurement of Inventories" (Accounting Standards Board of Japan ("ASBJ") Corporate Accounting Standard No.9, July 5, 2006) has become applicable to financial statements for any fiscal year commencing on or prior to March 31, 2008, the Company has applied the accounting standard as from the fiscal year under review.

The change has no significant effect on the consolidated financial statements.

(2) Change in the method of depreciation of tangible fixed assets:

In accordance with the amendment to the Corporate Tax Law of Japan, tangible fixed assets, excluding buildings, acquired on or after April 1, 2007 are depreciated by the declining balance method under the Corporate Tax Law as amended, as from the fiscal year under review. With regard to the tangible fixed assets acquired on or prior to March 31, 2007 and depreciated by the allowable limit for depreciation, the residual book value thereof is depreciated equally over five years.

With regard to the depreciation of buildings, the declining balance method has been applicable. However, the buildings acquired on or after April 1, 2007 are depreciated by the declining balance method under the Corporate Tax Law as amended.

The Company publicized a revision of the Group's medium-term management objectives, which include the "promotion of measures to enhance safety" and the "provision of quality services and products preferred by customers" as its important management issues, in October 31, 2006 and promoted the installation of additional ATS systems and quake-proof reinforcement works of the columns of its elevated bridges during the fiscal year ended March 31, 2007. Since the fiscal year ended March 31, 2008, the Company will continue its efforts to enhance safety and also steadily promote various projects in the railway operations, including preparations for the extension of the Kyushu Shinkansen Line to Hakata toward the end of the fiscal year ending March 31, 2011, which includes mutual through services of the Kyushu Shinkansen Line and the Sanyo Shinkansen Line. In addition, the Company will steadily promote the project to renovate the Osaka station and develop a New North Building and continue renovation of the stations by installing barrier-free facilities, which will also be more convenient and functional, and changing the designs of the existing stations in line with the development of commercial establishments in the station premises or otherwise, in an effort to create convenient and attractive stations that may be preferred by more customers. By taking into consideration investments and improvements with regard to its buildings in the future from the aforementioned standpoints, the Company has made such change to the depreciation rate of the buildings as earlier depreciation can more properly reflect the conditions of the stations and other buildings for business use.

Simultaneously, with regard to the tangible fixed assets acquired on or prior to March 31, 2007 and depreciated by the allowable limit for depreciation, the method under which the residual book value thereof is depreciated equally over five years is applicable. The change has been made by taking into consideration the development of retirement of the buildings of the Company while there is a trend toward the establishment of an accounting practice by which a residual value is fixed at the memorandum value of one yen.

As a result, depreciation amounts included in operating expenses increased by ¥8,741 million and operating income, recurring profit and income before income tax decreased by ¥8,741 million, respectively.

Of the increase in depreciation amounts, the amount of five-year equal depreciation of the residual book value of the existing assets is ¥6,765 million.

II. Notes to balance sheet, etc.

1. Assets pledged

Pursuant to Article 7 of the Supplementary Provisions to the Law to Amend Part of the Law Concerning Passenger Railway Companies and the Japan Freight Railway Company (2001 Law No. 61) of Japan, the entire property of the Company is subject to statutory preferential rights for the security of all bonds (¥175,000 million).

2. Accumulated depreciation of tangible fixed assets: ¥2,431,556 million

3. Accumulated contributions for construction directly deducted from acquisition costs of fixed assets: ¥525,033 million

4. Total amount of fixed assets by item:

Tangible fixed assets	¥1,700,606 million
Land	¥640,410 million
Buildings	¥117,796 million
Structures	¥654,307 million
Rolling stock	¥197,584 million
Others	¥90,506 million
Intangible fixed assets	¥15,191 million

5. Particulars of guarantee obligations:

(million yen)

Guarantee	Guarantee amount	Details of guaranteed obligations
Kyoto Station Building Development Co., Ltd.	14,607	Commitment to guarantee for loans from financial institutions
Osaka Soto-Kanjo Railway Co., Ltd.	7,800	
Hotel Granvia Okayama Co., Ltd.	1,976	Guarantee for loans from financial institutions
Hotel Granvia Osaka Co., Ltd. and 2 other companies	30	Guarantee for the balance of prepaid cards issued
Total	24,414	

6. Long-term receivables from affiliates: ¥40,718 million

7. Short-term receivables from affiliates: ¥37,475 million

8. Long-term payables to affiliates: ¥4,204 million

9. Short-term payables to affiliates: ¥245,201 million

10. Matters concerning the train accident on the Fukuchiyama Line:

    Expenses resulting from the train accident on the Fukuchiyama Line, including compensation, are anticipated. However, it is difficult to reasonably estimate the amount thereof at present.

III. Notes to statement of income

1.	Operating revenues:		¥879,460 million
2.	Operating expenses:	Delivery expenses and cost of sales:	¥557,463 million
		Railway operations	¥557,083 million
		Ferry services	¥369 million
		Related businesses	¥11 million
		Selling, general and administrative expenses:	¥75,992 million
		Railway operations	¥71,585 million
		Ferry services	¥43 million
		Related businesses	¥4,363 million
		General tax:	¥28,639 million
		Depreciation expenses:	¥107,540 million
3.	Transactions with affiliates:		
		Operating revenues:	¥35,472 million
		Operating expenses:	¥191,816 million
		Transactions other than ordinary business:	¥135,691 million

4. Loss on impairment of fixed assets:

    With regard to the fixed assets determined for abolition for train operations and other reasons and idle assets with no potential for sale or diversion to any other use, the book value thereof was decreased to a recoverable value and the decreased amount was reported as a "loss on impairment of fixed assets" (¥4,103 million) under "extraordinary expenses".

Use	Location	Description	Loss on impairment of fixed assets
Assets determined for abolition	48 Shinkansen rolling stock cars kept in Nakagawa-machi, Chikushi-gun, Fukuoka Prefecture and other places	Rolling stock	¥2,225 million
Idle assets	Lands of 29,000m² in Kobe City and other places	Land	¥1,878 million

IV. Note to statement of changes in shareholders' equity, etc.:

Class and total number of shares of common stock at the end of the fiscal year under review:	17,434 shares

V. Notes to tax effect accounting

1. Principal details of deferred tax assets

Allowance for bonuses	¥10,827 million
Accrued social insurance contributions	¥1,362 million
Accrued enterprise taxes	¥2,406 million
Retirement allowance for employees	¥97,053 million
Allowance for quake-proof reinforcement measures	¥904 million
Allowance for environment and safety measures	¥4,672 million
Others	¥13,081 million
Subtotal of deferred tax assets	¥130,307 million
Valuation reserve	(¥5,863 million)
Total deferred tax assets	¥124,443 million

2. Principal details of deferred tax liabilities

Evaluation difference on other securities	(¥2,744 million)
Reserve for advanced depreciation of fixed assets	(¥12,189 million)
Total deferred tax liabilities	(¥14,934 million)

3. Deferred tax assets – net ¥109,509 million

VI. Notes to fixed assets used on lease

In addition to the fixed assets listed in the balance sheet, part of office equipment is used pursuant to finance lease agreements in which ownership of leased property shall not be transferred to the Company:

1.	Amount equivalent to the acquisition prices of leased property at the end of the fiscal year under review:	¥982 million
2.	Amount equivalent to the accumulated depreciation of leased property at the end of the fiscal year under review:	¥350 million
3.	Amount equivalent to the balance of unearned rent of leased property at the end of the fiscal year under review:	¥632 million

VI. Notes to information per share

1.	Net assets per share:	¥278,651.89
2.	Net income per share:	¥22,632.52

Account Auditors' Audit Report Relating to Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

May 9, 2008

The Board of Directors
West Japan Railway Company

Ernst & Young ShinNihon

Kenji Takeyama (seal)
Specified and Executive Partner
Certified Public Accountant

Takayuki Nishida (seal)
Specified and Executive Partner
Certified Public Accountant

Koichi Noda (seal)
Specified and Executive Partner
Certified Public Accountant

Yutaka Matsumura (seal)
Specified and Executive Partner
Certified Public Accountant

We have audited the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements of West Japan Railway Company (the "Company"), applicable to its consolidated fiscal year from April 1, 2007 to March 31, 2008 pursuant to Article 444, paragraph 4 of the Corporation Law of Japan. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We are of the opinion that the above consolidated financial statements present properly the financial position and profit and loss of the corporate group comprised of West Japan Railway Company and its consolidated subsidiaries for the period related to the consolidated financial statements in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

Additional information

As stated in the "changes in the important matters forming the basis of preparation of consolidated financial statements", the Company changed the method of depreciation of tangible fixed assets as from the consolidated fiscal year under review.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountants Law of Japan.

- END -

Audit Report of the Board of Corporate Auditors Relating to Consolidated Financial Statements

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We, the Board of Corporate Auditors of the Company, based on the audit report prepared by each Corporate Auditor on the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements for the 21st fiscal year from April 1, 2007 to March 31, 2008, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by the Corporate Auditors and the Board of Corporate Auditors and the Particulars thereof:

The Board of Corporate Auditors determined the audit policy, audit plans, etc. and received from each Corporate Auditor reports on the state of his performance of audits and the results thereof.

Each Corporate Auditor, in accordance with the audit policy, audit plans, etc., as determined by the Board of Corporate Auditors, received from Directors, employees, etc. reports on the consolidated financial statements and demanded their explanations whenever necessary. We also monitored and verified whether the Account Auditors had maintained an independent position and conducted adequate audits, and received from the Account Auditors reports on the state of performance of their duties and demanded their explanations whenever necessary. In addition, we received from the Account Auditors a notice that the "systems to secure adequate performance of duties" (as listed in the items of Article 159 of the Corporate Accounting Regulations) had been established in accordance with the "Standard for Quality Control Concerning Audits" (the Accounting Standards Board of Japan, October 28, 2005) and demanded their explanations whenever necessary. In accordance with such methods, we investigated the consolidated financial statements for the fiscal year under review.

2. Results of Audit:

We are of the opinion that the method and results of the audit made by the Account Auditors, Ernst & Young ShinNihon, are proper.

May 16, 2008

The Board of Corporate Auditors
West Japan Railway Company

Noboru Koide (seal)
Full-time Corporate Auditor

Tsutomu Iwasaki (seal)
Full-time Corporate Auditor
(External Corporate Auditor)

Kazuo Yoshida (seal)
External Corporate Auditor

Ikuo Uno (seal)
External Corporate Auditor

INDEPENDENT AUDITORS' REPORT

May 9, 2008

The Board of Directors
West Japan Railway Company

Ernst & Young ShinNihon

Kenji Takeyama (seal)
Specified and Executive Partner
Certified Public Accountant

Takayuki Nishida (seal)
Specified and Executive Partner
Certified Public Accountant

Koichi Noda (seal)
Specified and Executive Partner
Certified Public Accountant

Yutaka Matsumura (seal)
Specified and Executive Partner
Certified Public Accountant

We have audited the balance sheet, the statement of income, the statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements, and the supplementary financial schedules of West Japan Railway Company (the "Company"), applicable to its 21st fiscal year from April 1, 2007 to March 31, 2008 pursuant to Article 436, paragraph 2, item 1 of the Corporation Law of Japan. These financial statements and the supplementary financial schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the supplementary financial schedules from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the financial statements and the supplementary financial schedules are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary financial schedules. We believe that our audit provides a reasonable basis for our opinion.

We are of the opinion that the above financial statements and the supplementary financial schedules present properly the financial position and profit and loss for the period related to the financial statements and the supplementary financial schedules in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

Additional information

As stated in the "changes in the significant accounting policies", the Company changed the method of depreciation of tangible fixed assets as from the fiscal year under review.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountants Law of Japan.

AUDITORS' REPORT

We, the Board of Corporate Auditors of the Company, based on the audit report prepared by each Corporate Auditor on the performance by the Directors of their duties during the 21st fiscal year from April 1, 2007 to March 31, 2008, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by the Corporate Auditors and the Board of Corporate Auditors and the Particulars thereof:

The Board of Corporate Auditors determined the audit policy, audit plans, etc. and received from each Corporate Auditor reports on the state of his performance of audits and the results thereof.

Each Corporate Auditor, pursuant to the rules of audits by Corporate Auditors determined by the Board of Corporate Auditors and in accordance with the audit policy, audit plans, etc., maintained constant communication with the Directors, internal audit divisions and other employees, etc. in an effort to collect information and improve the environment for auditing, attended meetings of the Board of Directors and other important meetings, received from the Directors and employees, etc., reports on the state of performance of their duties, demanded their explanations whenever necessary, inspected important decision documents, etc., and made investigation into the state of activities and property at the head office and principal business offices of the Company. We also monitored and verified the details of the resolutions of the Board of Directors for establishing systems to secure that the performance by the Directors of their duties will comply with laws or ordinances and the Articles of Incorporation and such other systems provided for in Article 100, paragraphs 1 and 3 of the Regulations to Enforce the Corporation Law of Japan as necessary to secure the adequacy of business of joint-stock corporations, as well as the status of the systems (internal control systems) established pursuant to such resolutions. With regard to its subsidiaries, we maintained constant communication and exchanged information with the directors, corporate auditors, etc. thereof and required the subsidiaries to render reports on their business operations and made investigation into the state of their activities and property whenever necessary. In accordance with such methods, we investigated the business report and its supplementary schedules for the fiscal year under review.

We also monitored and verified whether the Account Auditors had maintained an independent position and conducted adequate audits, and received from the Account Auditors reports on the state of performance of their duties and demanded their explanations whenever necessary. In addition, we received from the Account Auditors a notice that the "systems to secure adequate performance of duties" (as listed in the items of Article 159 of the Corporate Accounting Regulations) had been established in accordance with the "Standard for Quality Control Concerning Audits" (the Accounting Standards Board of Japan, October 28, 2005) and demanded their explanations whenever necessary. In accordance with such methods, we investigated the balance sheet, the statement of income, the statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements, and the supplementary financial schedules for the fiscal year under review.

2. Results of Audit:

(1) Results of audit of the business report, etc.:

We are of the opinion:

(i) That the business report and its supplementary schedules fairly presents the state of the Company in accordance with laws or ordinances and the Articles of Incorporation;

(ii) That in connection with the performance by the Directors of their duties, no dishonest act or material fact of violation of laws or ordinances or the Articles of Incorporation exists; and

(iii) That the details of the resolutions of the Board of Directors on internal control systems are proper and that the performance by the Directors of their duties concerning such internal control systems contains nothing to be pointed out.

(2) Results of audit of the financial statements and the supplementary financial schedules:

We are of the opinion that the method and results of the audit made by the Account Auditors, Ernst & Young ShinNihon, are proper.

May 16, 2008

The Board of Corporate Auditors
West Japan Railway Company

Noboru Koide (seal)
Full-time Corporate Auditor

Tsutomu Iwasaki (seal)
Full-time Corporate Auditor
(External Corporate Auditor)

Kazuo Yoshida (seal)
External Corporate Auditor

Ikuo Uno (seal)
External Corporate Auditor

- END -

(Translation)

JR-West Group's Medium-Term Management Plan 2008-2012

May 16, 2008
West Japan Railway Company

The West Japan Railway Company Group ("JR-West Group", the "Group" or "we", as the case may be) has formulated a "JR-West Group's Medium-Term Management Plan 2008-2012" (the "Plan") for the fiscal years ending March 31, 2013. The Group will steadily implement the Plan to achieve sustainable growth in the future, while strengthening its bases for safety.

Background of the Formulation of the Plan

☐ On April 25, 2005, the Company caused a very grave accident to occur on the Fukuchiyama Line. In consideration of the accident, we have set the building of a "corporate culture of placing top priority on safety" as our management target and exerted our all-out efforts to respond to the victims and restore the confidence of our customers promptly.

☐ Since then, we have steadily implemented our "Safety Enhancement Plan" and achieved progress in various aspects of our software and hardware infrastructures. However, there still remain issues to be addressed to enhance safety, including the "reform of our culture and sense of value".
In June 2007, in the meantime, a report on the investigation of the accident was publicized by the Aircraft and Railway Accidents Investigation Commission and we have since seriously promoted measures in response to the various remarks stated therein. Seizing the moment, we formulated a "Basic Safety Plan" in April 2008 to seek higher safety levels in combination with our previous measures.

☐ Customers' expectations for "safety", "security" and "services" is escalating and social requirements for businesses, including global environmental issues and compliance with law, are getting severer. Thus, the Group is required to make further efforts to strengthen the confidence of its customers.

☐ The social and economic conditions surrounding the Group have become increasingly uncertain. The population in Japan, except for some regions, has begun to decrease and crude oil prices are anticipated to remain high for a long period of time. Thus, the circumstances surrounding the Company are expected to become more difficult. In addition, due to the further expansion of the Haneda Airport, the extension of the Kyushu Shinkansen Line to Hakata and the opening of one major project after another in the Osaka area, among other things, the market environment will apparently change drastically.

☐ Furthermore, from a long-term standpoint, the falling birthrate and the aging population and a dwindling population will assume serious proportions as real issues. On the other hand, in the areas of information and telecommunications, specifically, immense technological advance will be made. In consideration of these long-term environmental changes, it is essential for the Group engaging in the railway operations as its core business to operate business while coming up with a long-term vision.

☐ Under these circumstances, we believes it necessary to return to the starting point of business of materializing our "Corporate Philosophy", continue our efforts to build "a corporate culture of placing top priority on safety" and "start over again" with the aim of further enhancing safety, restoring the confidence of our customers and achieving sustainable growth in the future through these activities.

Cause to Pursue in the Medium and Long Terms

In accordance with the "Corporate Philosophy", which shows the cause and the common value we pursue, we will set the "cause to pursue in the medium and long terms" as described below and deploy various efforts during the period of the Plan as the first stage therefor:

☐ We will strive to form a dynamic group of technologies and expertise and become a company that excels in safety management through never forgetting the railway accident on the Fukuchiyama Line and continuously pursuing greater safety.

☐ We will strive to provide "only one services" with reliability and satisfaction that may be highly evaluated by our customers, by providing safe and reliable transportation services to our customers, strengthening the relationships with our customers through state-of-art technologies in the fields of information and telecommunications and providing comfortable services in our stations and trains by the Group in a unified manner.

☐ We, in combination of our railway division and business development division and in collaboration with local communities, will strive to develop comfortable, convenient and functional stations and community renovations in their surrounding premises to enhance the value of our railway belts.

☐ We will strive to establish a good management foundation based on "human resources" and "technology" and pursue every possibility.

☐ We will strive to become a corporate group trusted as a company playing social roles by local communities and society through sound business activities.

JR West Corporate Philosophy

1. We, being conscious of our responsibility for protecting the truly precious lives of our customers, and incessantly acting on the basis of safety first, will build a railway that assures our customers of its safety and reliability.

2. We, with a central focus on railway business, will fulfill the expectations of our customers, shareholders, employees and their families by supporting the lifestyles of our customers, and achieving sustainable growth into the future.

3. We, valuing interaction with customers, and considering our business from our customers' perspective, will provide a comfortable service that satisfy our customers.

4. We, together with our Group companies, will consistently improve our service quality by enhancing technology and expertise through daily efforts and practices.

5. We, deepening mutual understanding and respecting each individual, will strive to create a company at which employees find job satisfaction and in which they take pride.

6. We, acting in a sincere and fair manner in compliance with the spirit of legal imperatives, and working to enhance corporate ethics, will seek to be a company trusted by communities and society.

Management Targets

For the "cause to pursue in the medium and long terms", we will set the management targets for the period of the Plan as described below. Through our corporate activities to complete the management targets, we will fulfill the expectations of our stakeholders, including customers, shareholders, employees and their families, communities and the society.

- We will build a corporate system to ensure no accidents to produce casualties among our customers and no serious labor accidents to our employees.

- Taking to heart the invaluable lesson taught by the railway accident on the Fukuchiyama Line, we will make it a principle to attain higher safety levels and strive to build a brand of safety and reliability by revitalizing our organization with the reform of the mind-set of our employees and our corporate culture serving as the driving force, seeking customer satisfaction, enhancing technologies and expertise and performing our corporate social responsibilities.

- By making ourselves chosen by customers, we will strive to enhance our corporate value, whereby establishing an upward spiral structure to further enhance safety, improve our services and expand our growth field and achieve sustainable growth as a corporate group.

- We will build a management vision from a long-term perspective, covering the innovation of our railway systems, among others, and work for the early realization thereof.

Building of a Brand of Safety and Reliability

By operating business that gives the highest priority to safety based on the renovation of the mind-set of our employees and our corporate culture and the attainment of higher safety levels through carrying out reforms, we will build a "brand of safety and reliability".

1. Response to the Victims of the Accident in All Sincerity

We will continue to exert our company-wide efforts to respond to the victims of the railway accident on the Fukuchiyama Line, which we recognize as one of the most important management issues. We will never forget the accident and take it to heart as an invaluable lesson in our efforts to enhance safety, which is vital to the railway operations, in the future.

2. Commitment to Security through Attainment of Higher Safety Levels

We will seriously promote measures in response to the remarks stated in the investigation report of the Aircraft and Railway Accidents Investigation Commission and also by placing our newly formulated "Basic Safety Plan" in the core of the Medium-Term Management Plan, steadily implement measures to seek and attain higher safety levels.

☐ Serious Response to the Investigation Report of the Aircraft and Railway Accidents Investigation Commission

- Prompt introduction of improvements and measures in response to the remarks, including "proposals" and "opinions"

☐ Steady Implementation of the "Basic Safety Plan"

- Establishment of safety management based on risk assessments
- Enhancement of the effects of education to learn from the accident
- Improvement of technologies to ensure safety, improvement of communications and improvement of the capabilities to solve problems autonomously in the field (field capabilities)
- Unified collaboration with our group companies
- Utilization of the fruits of work of our Safety Research Institute

☐ Steady Promotion of Safety Investment

<Investment in the maintenance and renovation of facilities and equipment>

- Replacement of facilities and equipment, including those of rolling stock, tracks and structures, machinery, electricity, signals and communication

<Individual investments>

- Installation of additional ATS-P systems
- Support of the crew in an emergency (installation of additional EB and TE systems)
- Measures to control excessive speeding on points and crossings and on the down grade (installation of additional ATS systems)
- Installation of equipment to record operational statuses on each driver's control platform
- Strengthening of measures to prevent accidents causing injuries or deaths (installation of additional emergency buttons on the platforms and fences to prevent entries into the tracks)
- Strengthening of measures to prevent accidents at rail crossings (installation of additional crossing signals, crossing bars and obstacle detection systems)
- Measures to prevent accidents during maintenance work on the tracks (installation of additional GPS train proximity warning devices)

3. Commitment to Customer Satisfaction

Based on safe and reliable transportation service, we will implement measures in our software and hardware infrastructures from the perspective of our customers and provide comfortable services that satisfy our customers.

- Provision of safe and reliable quality transportation services
- Improvement of safety facilities on the platforms, barrier-free facilities, waiting rooms and other service facilities and equipment for providing information on train operations in the event of any operational disorder
- Development of more convenient systems for reservations and purchases, including the improvement of our customer centers
- Provision of customer-oriented services and information by means of our J-WEST

Cards, ICOCA and SMART ICOCA

- Improvement of front-desk services of our employees by making them fully aware of commitment to customer satisfaction that values interaction with customers

- Enhancement of convenience and attractiveness of public transportation in collaboration with other public transportation facilities

4. Improvement of Technologies and Expertise

Our railway systems are the accumulation of various technologies, skills and expertise. We will upgrade our technologies and skills, together with our group companies to improve the qualities of our railway transportation services.

- Enhancement of our practical capabilities in full coordination with our group companies

- Formation and development of in-house engineers of core technologies and expertise and the cultivation and employment of professional engineers

- Diversification of employment, procurement of human resources and improvement of our education and other systems, for the purpose of unfailing succession of our skills, technological know-how and expertise

- Active adoption and introduction of widely-used technologies, as well as state-of-art technologies in the fields of information and telecommunications

- Strengthening of cooperation with external research organizations and companies

5. Provision of Job Satisfaction and Pride

We will exert our efforts to secure and cultivate human resources and enhance job satisfaction of every employee to make the best of the capabilities of the employees. We will also make serious efforts for cultivating human resources who can think and act for themselves and building a system therefor.

- Cultivation of human resources who can take autonomous action by making use of inventiveness in each workplace and the building of a system therefor

- Improvement of support measures to help our employees, including measures to balance work and life, to enhance job satisfaction and use their capabilities to the fullest

- Development and improvement of work environments and conditions

6. Measures for Environmental Protection

We will aggressively implement measures for environmental protection, with the aim of making 75% of our rolling stock energy-saving and reducing the basic unit of energy consumption by 12% from 1995 in the fiscal year ending March 31, 2013. We will also continue energetic efforts on resource saving, with the aim of attaining an 85% rate of recycling trash in the stations and trains (recyclable waste) and at least a 90% rate of recycling railway materials generated by maintenance and repairs. Furthermore, we will promote development of technologies conducive to environmental protection. We will also give publicity of our "earth-conscious railway" to win more customers and contribute to CO_2 reductions in the overall transportation system.

- Promotion of energy-saving and resource-saving activities

- Promotion of development of technologies conducive to environmental protection

- Publicity of railway's superiority in environmental protection and the promotion of the use of public transportation

- Promotion of activities of our individual employees for environmental protection in their imminent environment

7. Performance of Corporate Social Responsibilities

To meet the requirements of the society for corporate social responsibilities, we will make it a principle to continue offering good value to the society through sound business activities, and assure strict compliance with law and actively promote social action programs.

- Strict compliance, risk management, appropriate information disclosure and information security

- Further improvement of our internal control functions

- Improvement of our social action programs by transmitting information on our railway culture and engaging in more active community programs and other activities

Promotion of Business Strategies for Sustainable Growth

We will exert our efforts to brush up existing businesses in our each business segment and make inroads into new fields to achieve sustainable growth as JR-West Group. In the growth field, we will place emphasis on the "transportation services of the Sanyo Shinkansen Line" and the "enhancement of the value of our railway belts in Kyoto-Osaka-Kobe metropolitan area" to enhance our corporate value.

1. Sanyo Shinkansen Renaissance

During the period of the Plan, due to the further expansion of the Haneda Airport in the fall of 2010 and the extension of the Kyushu Shinkansen Line to Hakata in the spring of 2011, among others, passenger transportation is expected to change drastically. Seizing the opportunity, we will intensively pour our management resources, strengthen cooperation with Central Japan Railway Company and Kyushu Railway Company and make maximum use of the potential of the Sanyo Shinkansen Line to accelerate its use. Specifically, we will strive to establish a competitive advantage over airliners in 900km/4-hour areas.

- Implementation of measures to improve transportation by our N700 series and mutual through services of the Sanyo Shinkansen Line and the Kyushu Shinkansen Line

- Strengthening of marketing measures by use of our "Express Reservations" service and "EX-IC (Express IC)" service, among others

- Creation of new demand by promoting interregional interchanges upon the extension of the Kyushu Shinkansen Line to Hakata

- Further strengthening of cooperation with other JR Companies

2. Enhancement of the Value of our Railway Belts in Kyoto-Osaka-Kobe Area

We will make the most of our railway network in Kyoto-Osaka-Kobe area to further enhance the convenience of access to the Osaka area and improve the qualities of our railway services. Simultaneously, we, in combination of our railway division and business development division and in collaboration with local communities, develop stations and their surrounding premises to enhance the value of our railway belts.

- Improvement of the qualities of our railway services placing priority on selected areas, based on the business environments along our railway lines

- Enhancement of the amenity, convenience and functions of our stations

- Promotion of the project to develop the Osaka station and its periphery

- Expansion of sales of goods and food services and real estate business centered on our major stations

- Promotion of development of the premises surrounding our stations and the premises between our stations

3. Changes of Systems for Operating Processes and Management

To enjoy sustainable growth in the future in the advent of a full-fledged depopulating society, we will continuously change the systems for operating processes and management that may allow us to seize any profit-making opportunity to the fullest extent and also make our organization more autonomous and flexible.

In addition, we will extensively encourage inventiveness in the front lines of the field and also focus our efforts on technological development activities to renovate our railway systems.

- Building of a system to allow the field, branches and head office to play their respective proactive rolls while strengthening collaboration with each other

- Enhancement of the convenience and the building of an efficient sales system by utilizing state-of-art technologies in the fields of information and telecommunications

- Promotion of mechanization and laborsaving in full coordination with our group companies

- Promotion of technological development activities to renovate our railway systems

- Promotion of continuous and systematic operational improvements through small group movements and other activities

Building of Management Vision from a Long-Term Perspective

From a long-term perspective in ten to fifteen years in the future, we will address important strategic issues of management and work for the early realization thereof. We will intensively promote technological development during the period of the Plan, necessary for the realization thereof.

1. Renovation of our Railway Systems

In consideration of changes in the social situations surrounding the railway operations, including future transportation demand, technologies and labor conditions, we are required to build a new railway system and promote modal shift to achieve sustainable growth on a long-term basis. We will make a study on technological renovations to enable us to do so.

- Building of new railway systems with higher safety, reliability and functionality, greater comfort and lower cost, including a new safety system utilizing GPSs and more intelligent railcars

- Strengthening and expansion of technological fields, including capital tie-ups

- Enhancement of safety, convenience and operational efficiencies by building an information network by use of state-of-art technologies

- Enhancement of the environmental performance and energy efficiencies of our railway

2. Efforts in our Local Railway Lines

We recognize the resolution of the issues concerning our local railway lines as one of the important management issues. As a company existing in harmony with local communities, and in consideration of the situation in which emphasis is placed on the revitalization of regional public transportation, we will consider the resolution of the issues in collaboration with local authorities.

- Stimulation of demand for tourism using our local railway lines along with our Shinkansen Line and conventional limited express trains

- Downsizing of the facilities, equipment and systems of our local railway lines

- Introduction of railcars with higher environmental performance and energy efficiencies

- Provision of transportation services most suitable to local communities (change of transportation modes to buses, dual mode vehicles (DMVs), etc.)

3. Planning and Implementation of New Projects with Growth Potential

During the period of the Plan, we will have materialized the enhancement of our transportation services, including the transportation capacity of the Shinkansen Line, and the Osaka station development project. In this situation, to facilitate our sustained growth in the future, we will consider the planning of new projects with growth potential, including the acquisition of outside management resources, in addition to our continued efforts to further reinforce the basis of our existing businesses.

- Further strengthening of our Shinkansen Line (including steady preparations for the opening of the Hokuriku Shinkansen Line to Kanazawa)

- Expansion and qualitative enhancement of measures to increase the value of our railway belts

- Expansion of our business to new areas, including accumulation and strengthening of railway maintenance technologies

Financial Strategy and Capital Policy to Enhance Corporate Value

As a result of the reduction of long-term debt and payables so far, our financial position has become sounder and healthier. We will give greater importance to the strengthening and expansion of our business base by increasing capital expenditure for safety and for future growth to enhance our corporate value. In addition, in consideration of our current shareholders' equity and long-term debt and payables, we consider it important to maintain and improve capital efficiency and increase return to our shareholders, aiming to achieve 3% of consolidated DOE (dividend on equity) for the fiscal year ending March 31, 2013 on condition that our projects will yield results. Furthermore, to allow management to implement capital policies with agility, we will acquire our own shares flexibly in consideration of our cash flow conditions.

Management Indices

Among the management indices for the fiscal year ending March 31, 2013, consolidated operating revenues, consolidated EBITDA (earning before interest, taxes, depreciation and amortization), consolidated ROA (return on assets) and consolidated ROE (return on equity) are projected as follows:

Consolidated operating revenues	¥1,430 billion
Consolidated EBITDA*	¥345 billion
* EBITDA = operating income + depreciation expenses	
Consolidated ROA	7%
Consolidated ROE	10%

The total capital expenditures for the fiscal year ending March 31, 2009 to the fiscal year ending March 31, 2013, principally for safety-related capital expenditure, are projected as follows:

Consolidated:	¥980 billion
Non-consolidated:	¥780 billion
(safety-related capital expenditure:	¥430 billion)

◆ Please take notice that these forward-looking statements of operating results in the future are made as of the date hereof and may differ materially from the actual results due to changes in the business environment and other factors.

(Translation)

FILE NO. 82-34777

May 16, 2008

Dear Sirs:

Name of the company:	West Japan Railway Company
Representative:	Masao Yamazaki President and Representative Director
Code No.:	No. 9021 Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange and Fukuoka Stock Exchange
Further inquiries:	Michio Utsunomiya General Manager of Corporate Communications Department (Tel.: 06-6375-8889)

Notice of Adjustment to the Forecast of Dividends
for the Year Ending March 31, 2009 (the 22nd Fiscal Year)

Notice is hereby given that West Japan Railway Company (the "Company"), at the meeting of its Board of Directors held on May 16, 2008, determined to adjust the forecast of interim dividends per share and year-end dividends per share for the year ending March 31, 2009, as described below:

Description

1. Reason for the adjustment to the forecast of dividends:

As stated in the "JR-West Group's Medium-Term Management Plan 2008-2012" publicized today, with regard to its capital policy, the Company, in consideration of its current shareholders' equity and long-term debt and payables, considers it important to maintain and improve capital efficiency and increase return to its shareholders and has determined to aim to achieve 3% of consolidated DOE (dividend on equity) for the fiscal year ending March 31, 2013 on condition that its projects will yield results.

Based on this policy, the Company has determined to adjust the forecast of interim dividends per share and year-end dividends per share for the year ending March 31, 2009 to ¥3,500, respectively, by increasing by ¥500 the previous forecast of ¥3,000 most recently publicized (on April 30, 2008).

2. Particulars of the adjustment:

	Dividend per share for the year ending March 31, 2009		
	Interim	Year-end	Annual
Previous forecast (on April 30, 2008)	¥3,000	¥3,000	¥6,000
Adjusted forecast	¥3,500	¥3,500	¥7,000

(For reference)

Previous fiscal year (from April 1, 2007 to March 31, 2008)	¥3,000	* ¥3,000	* ¥6,000

* Dividends per share for the year ended March 31, 2008 are subject to the approval thereof at the Ordinary General Meeting of Shareholders to be held in June 2008.

- END -

(Translation)

May 16, 2008

Dear Sirs,

Name of the company:	West Japan Railway Company
Representative:	Masao Yamazaki President and Representative Director
Code No.:	No. 9021 Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange and Fukuoka Stock Exchange
Further inquiries:	Michio Utsunomiya General Manager of Corporate Communications Department (Tel.: 06-6375-8889)

Notice of Determination of Matters Concerning the Acquisition by the Company of its Own Shares

(Acquisition by the Company of its own shares in accordance with its Articles of Incorporation pursuant to Article 165, paragraph 2 of the Corporation Law of Japan)

Notice is hereby given that West Japan Railway Company (the "Company"), at the meeting of its Board of Directors held on May 16, 2008, determined the matters concerning the acquisition by the Company of its own shares in accordance with Article 156 of the Corporation Law of Japan, applicable pursuant to Article 165, paragraph 3 of the said Law, as described below:

Description

1. Reason for the acquisition by the Company of its own shares:

To allow management to carry out capital policies with agility in response to business conditions.

2. Content of the acquisition:

(1)	Class of shares to be acquired:	Shares of common stock of the Company
(2)	Total number of shares to be acquired:	(Not exceeding) 50,000 shares (Ratio thereof to the total number of issued shares (excluding shares of treasury stock): 2.5%)
(3)	Aggregate acquisition prices of shares:	(Not exceeding) ¥20,000,000,000
(4)	Acquisition period:	June 2, 2008 through March 31, 2009

(For reference)

Shares of treasury stock of the Company as of April 30, 2008:

- Total number of issued shares (excluding shares of treasury stock): 1,982,566 shares
- Number of shares of treasury stock: 17,434 shares

- END -

(Translation)

FILE NO. 82-34777

(Security Code: 9021)
May 30, 2008

To the Shareholders:

NOTICE OF THE 21ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 21st Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially requested to attend the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please review the accompanying "Reference Document for the General Meeting of Shareholders" and return to us by mail the enclosed voting form indicating your approval or disapproval of the propositions by June 23 (Monday), 2008.

Yours very truly,

Masao Yamazaki
President and Representative Director

West Japan Railway Company
4-24, Shibata 2-chome,
Kita-ku, Osaka, Japan

Description

1. Date and hour of meeting:

   June 24 (Tuesday), 2008, at 10:00 a.m.

2. Place of meeting:

   RIHGA Royal Hotel
   3-68, Nakanoshima 5-chome, Kita-ku, Osaka, Japan

3. Matters forming the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, the consolidated financial statements and the financial statements for the 21st fiscal year (from April 1, 2007 to March 31, 2008).

   2. Report on the results of audit of the consolidated financial statements for the 21st fiscal year by the account auditors and the Board of Corporate Auditors.

   Matters to be resolved:

   Proposition No. 1: Appropriation of retained earnings

   Proposition No. 2: Election of 14 Directors

   The business report, the consolidated financial statements, the financial statements and auditors' reports which shall be attached to the Notice of the General Meeting of Shareholders are as set forth in the "Documents Attached to the Notice of the 21st Ordinary General Meeting of Shareholders" attached herewith (from page 2 to page 54).

4. Information for exercising voting rights:

   Your voting rights can be exercised by proxy, who must be a shareholder (being one (1) person) of the Company entitled to vote at this General Meeting of Shareholders.

In attending the meeting, please present the enclosed voting form to a receptionist at the place of meeting.

Propositions and Information

Proposition No. 1: Appropriation of retained earnings

By taking into consideration various factors, including the performance for the fiscal year under review and the future business development, management proposes to appropriate retained earnings for the fiscal year under review, as set forth below:

1. Matters concerning year-end dividends:

With regard to our concrete attitude towards dividend distribution, by taking into account its current shareholders' equity and long-term debt and payables, we have planned to pay an annual dividend of ¥6,000 per share during the period through the fiscal year ending March 31, 2009, provided we can secure the sustained and constant growth of operating revenues.

Accordingly, with regard to dividends for the fiscal year under review, management has intended to pay an annual dividend of ¥6,000 per share. As an interim dividend of ¥3,000 per share was paid in November 2007, management proposes to pay a year-end dividend of ¥3,000 per share.

(1) Kind of property to be distributed as dividends:

Cash

(2) Matter concerning the allocation of the property to be distributed as dividends and the aggregate amount thereof:

¥3,000 per share of common stock of the Company

¥5,947,698,000 in the aggregate

(3) Date on which the distribution of retained earnings shall become effective:

June 25, 2008

2. Other matters concerning the appropriation of retained earnings:

(1) Item of retained earnings to be increased and the amount thereof:

General reserve: ¥30,000,000,000

(2) Item of retained earnings to be decreased and the amount thereof:

Retained earnings carried forward: ¥30,000,000,000

Proposition No. 2: Election of 14 Directors

The term of office of the Directors, 13 in all, will expire at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that the number of Directors be increased by one and 14 Directors be elected to more properly implement measures to address management issues.

The candidates for Directors are as follows:

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)	Number of shares of the Company held by Candidate
1.	Noritaka Kurauchi (January 26, 1936)	April 1958 Joined Sumitomo Electric Industries, Ltd. April 1983 Manager June 1985 Director and Manager June 1989 Managing Director June 1991 President and Representative Director June 1999 Chairman of the Board June 2003 Counselor, Sumitomo Electric Industries, Ltd. (present post) Feb. 2006 Counselor, West Japan Railway Company (the "Company") June 2006 Chairman of the Board and Director of the Company (present post)	12 shares
2.	Yoshio Tateishi (November 1, 1939)	April 1963 Joined Tateishi Electric Manufacturing Co. (present OMRON Corporation) May 1973 Director June 1976 Managing Director June 1983 Senior Managing Director June 1987 President and Representative Director June 2000 Director of the Company (present post) June 2003 Chairman, OMRON Corporation (present post) (Other Directorships) - Chairman, OMRON Corporation - Chairman, The Kyoto Chamber of Commerce and Industry	19 shares
3.	Akio Nomura (February 8, 1936)	April 1958 Joined Osaka Gas Co., Ltd. June 1988 Director June 1989 Managing Director June 1991 Representative Senior Managing Director June 1994 Vice President and Representative Director June 1998 President and Representative Director June 2000 Director of the Company (present post) June 2003 Chairman, Osaka Gas Co., Ltd. (present post)	19 shares

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
		(Other Directorships) - Chairman, Osaka Gas Co., Ltd. - Chairman, The Osaka Chamber of Commerce and Industry		
4.	Satoru Sone (April 23, 1939)	April 1967	Lecturer of Faculty of Engineering, the University of Tokyo	6 shares
		April 1968	Associate Professor of Faculty of Engineering, the University of Tokyo	
		Feb. 1984	Professor of Faculty of Engineering, the University of Tokyo	
		April 1995	Professor, Graduate School of Engineering, the University of Tokyo	
		March 2000	Retired from the University of Tokyo	
		April 2000	Professor of Faculty of Engineering, Kogakuin University	
		May 2000	Professor Emeritus, the University of Tokyo	
		June 2005	Director of the Company (present post)	
		March 2007	Retired as Professor of Faculty of Engineering, Kogakuin University	
		April 2007	Guest Professor and Head of Extension Center, Kogakuin University	
		April 2008	Guest Professor and Counselor of Extension Center, Kogakuin University (present post)	
5.	Tadashi Ishikawa (August 24, 1943)	April 1973	Admitted to bar	0 share
		April 1973	Joined Daijiro Yoshikawa Law Office	
		Aug. 1977	Joined Weil, Gotshal & Manges Law Office, New York	
		Aug. 1978	Joined Daijiro Yoshikawa Law Office	
		April 1980	Established Ishikawa Law Office (Current Oh-Ebashi LPC & Partners)	
		Oct. 1998	Part-Time Lecturer of Kobe University Graduate School of Law	
		Aug. 2002	Representative Partner, Oh-Ebashi LPC & Partners (present post)	
		Apr. 2004	Professor of Kobe University School of Law	
		June 2006	Director of the Company (present post)	
		(Other directorships) - Representative Partner, Oh-Ebashi LPC & Partners		

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
6.	Masao Yamazaki (May 26, 1943)	April 1966	Joined Japanese National Railways ("JNR")	19 shares
		Dec. 1985	Deputy General Manager, Local Line Operations Department of JNR	
		April 1987	General Manager, Transport Department, Shinkansen Operations Headquarters of the Company	
		June 1992	Director; General Manager, Fukuoka Branch of the Company	
		April 1993	Director; Deputy Senior General Manager, Railway Operations Headquarters; General Manager, Transport Safety Department, Railway Operations Headquarters of the Company	
		June 1996	Managing Director; Senior General Manager, Railway Operations Headquarters of the Company	
		June 1998	Vice President and Representative Director of West Japan Railway MAINTEC Co., LTD.	
		June 1999	President and Representative Director of West Japan Railway MAINTEC Co., LTD.	
		June 2005	Vice President and Representative Director and Executive Officer of the Company	
		Feb. 2006	President and Representative Director and Executive Officer of the Company (present post)	
7.	Takayuki Sasaki (August 24, 1946)	April 1970	Joined JNR	16 shares
		March 1987	General Manager, General Affairs Department, Osaka Railway Operations Division of JNR	
		April 1987	General Manager, General Affairs Department, Kinki Area Operations Headquarters of the Company	
		June 1994	General Manager, Finance Department of the Company	
		June 1995	Director; General Manager, Finance Department of the Company	
		June 1997	Director; Deputy Senior General Manager, Railway Operations Headquarters; General Manager, Marketing Department, Railway Operations Headquarters; General Manager, Railway Regions Investigation Team, Railway Operations Headquarters of the Company	

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
		June 1999	Executive Officer; Deputy Senior General Manager of Railway Operations Headquarters; General Manager, Marketing Department, Railway Operations Headquarters of the Company	
		June 2000	Full-time Corporate Auditor of the Company	
		June 2002	President and Representative Director of West Japan Railway Daily Service Net Company	
		June 2007	Vice President, Representative Director and Executive Officer of the Company	
		July 2007	Vice President, Representative Director and Executive Officer; Senior General Manager, IT Development Headquarters of the Company (present post)	
8.	Naoki Nishikawa (September 13, 1950)	April 1975	Joined JNR	31 shares
		Feb. 1986	Manager, Station Section, Osaka Construction Division of JNR	
		April 1987	Senior Engineer, Osaka Construction Office of the Company	
		Oct. 2001	General Manager, Corporate Planning Headquarters of the Company	
		June 2003	Executive Officer; General Manager, Okayama Branch of the Company	
		Nov. 2005	Senior Executive Officer; Deputy Senior General Manager, Railway Operations Headquarters; General Manager, Transport Safety Department, Railway Operations Headquarters of the Company	
		June 2006	Director, Senior Executive Officer; Deputy Senior General Manager, Railway Operations Headquarters; General Manager, Transport Safety Department, Railway Operations Headquarters of the Company (present post)	
9.	Ryuichiro Tsuchiya (July 17, 1950)	April 1974	Joined JNR	45 shares
		Dec. 1985	Manager, Personal Section, Administration Department, Tokyo-Minami Railway Operations Division of JNR	
		April 1987	Manager, Welfare Section, Personnel Department of the Company	
		June 2000	Executive Officer; General Manager, Yonago Branch of the Company	
		June 2002	Executive Officer; General Manager, Osaka Branch of the Company	

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
		June 2004	Senior Executive Officer; Deputy Senior General Manager, Railway Operations Headquarters; General Manager, Marketing Department, Railway Operations Headquarters of the Company	
		June 2006	Director, Senior Managing Executive Officer; Senior General Manager, Supporting Headquarters for the Victims of the Derailment Accident on the Fukuchiyama Line of the Company; General Manager, Deliberation Department of the Derailment Accident on the Fukuchiyama Line of the Company (present post)	
10.	Takashi Kondo (February 7, 1950)	April 1974	Joined JNR	40 shares
		Feb. 1986	Manager, Track Maintenance Section, Track & Structures Department, Osaka Railway Operations Division of JNR	
		April 1987	Manager, Track Maintenance Section, Track & Structures Department, Kinki Area Operations Headquarters of the Company	
		June 1999	General Manager, Track & Structures Department, Railway Operations Headquarters of the Company	
		June 2001	Executive Officer; General Manager, Hiroshima Branch of the Company	
		June 2004	Executive Officer; Deputy Senior General Manager, Corporate Resource Development Headquarters; General Manager, New Business Creation Department, Corporate Resource Development Headquarters of the Company	
		June 2005	Director and Senior Executive Officer; Senior General Manager, Corporate Resource Development Headquarters of the Company	
		June 2007	Director and Senior Managing Executive Officer; Senior General Manager, Corporate Resource Development Headquarters of the Company	
		July 2007	Director and Senior Managing Executive Officer; Senior General Manager, Business Development Headquarters of the Company (present post)	

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
11.	Seiji Manabe (October 21, 1953)	April 1976	Joined JNR	31 shares
		Mar. 1985	Deputy Manager, Payroll Section, Staff Administration Department of JNR	
		April 1987	Deputy Manager, Labor Section, Personnel Department of the Company	
		Oct. 2001	General Manager, Corporate Planning Headquarters of the Company	
		June 2003	Executive Officer; General Manager, Finance Department of the Company	
		June 2005	Senior Executive Officer; Deputy Senior General Manager, Corporate Planning Headquarters of the Company	
		June 2006	Director and Senior Executive Officer; Senior General Manager, Corporate Planning Headquarters of the Company (present post)	
12.	Koichi Inoue (October 27, 1953)	April 1976	Joined JNR	26 shares
		April 1987	Deputy General Manager, Management Administration Department, Corporate Planning Headquarters of the Company	
		July 1998	On loan to West Japan Railway KIOSK Co., Ltd. (now, West Japan Railway Daily Service Net Company) as Managing Director	
		June 2002	Executive Officer; General Manager, Finance Department of the Company	
		June 2003	Executive Officer; General Manager, Personnel Department of the Company	
		June 2006	Senior Executive Officer; Deputy Senior General Manager, Railway Operations Headquarters; Senior General Manager, Marketing Division, Railway Operations Headquarters of the Company	
		June 2007	Director and Senior Executive Officer; Deputy Senior General Manager, Railway Operations Headquarters; Senior General Manager, Marketing Division, Railway Operations Headquarters of the Company (present post)	

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
13.	Akiyoshi Yamamoto (October 2, 1952)	April 1975	Joined JNR	30 shares
		March 1985	Deputy Manager, External Affairs Department of JNR	
		April 1987	Manager, Track Maintenance Section, Track & Structures Department, Kinki Area Operations Headquarters of the Company	
		June 2000	General Manager, Corporate Communications Office of the Company	
		June 2002	Executive Officer; General Manager, Kobe Branch of the Company	
		June 2006	Executive Officer; General Manager, Technical Research and Development Department, Railway Operations Headquarters of the Company	
		June 2007	Senior Executive Officer; General Manager, Osaka Branch of the Company (present post)	
14.	Kenji Nanakawa (August 23, 1953)	April 1976	Joined JNR	15 shares
		March 1985	Manager, Track Maintenance Section, Track & Structures Department, Sendai Railway Operations Division of JNR	
		April 1987	Deputy Manager, Track Maintenance Section, Track & Structures Department, Railway Operations Headquarters of the Company	
		Oct. 2001	General Manager, Group Management Promotion Office, Corporate Planning Headquarters of the Company	
		June 2004	Executive Officer; General Manager, Hiroshima Branch of the Company	
		May 2005	Executive Officer; General Manager, Osaka Branch of the Company	
		June 2007	Executive Officer; General Manger, Track & Structures Department, Railway Operations Headquarters of the Company (present post)	

(Notes) 1. Candidate Mr. Yoshio Tateishi, as Chairman of OMRON Corporation, and Candidate Mr. Akio Nomura, as Chairman of Osaka Gas Co., Ltd., have transactions with the Company.

2. Candidates Messrs. Noritaka Kurauchi, Yoshio Tateishi, Akio Nomura, Satoru Sone and Tadashi Ishikawa are candidates for external directors as provided for in Article 2, paragraph 3, item 7 of the Regulations to Enforce the Corporation Law of Japan. Each candidate is an External Director currently in office. The years of service of Messrs. Noritaka Kurauchi, Yoshio Tateishi, Akio Nomura, Satoru Sone and Tadashi Ishikawa as External Directors will be two years, eight years, eight years, three years and two years, respectively, at the close of this General Meeting of Shareholders.

3. Management proposes to elect Candidates Messrs. Noritaka Kurauchi, Yoshio Tateishi and Akio Nomura as External Directors to have their accumulated experience and expertise as management executives reflected in the management of the Company.

   Management proposes to elect Candidate Mr. Satoru Sone to have his accumulated experience and expertise as an academic expert reflected in the management of the Company. He has not been engaged in corporate management. However, for the aforementioned reason, management believes that he will properly perform the duties of an External Director.

   Management proposes to elect Candidate Mr. Tadashi Ishikawa to have his accumulated experience and expertise as an attorney at law reflected in the management of the Company. He has not been engaged in corporate management. However, for the aforementioned reason, management believes that he will properly perform the duties of an External Director.

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FILE NO. 82-34777

(Translation)

April 8, 2008

Dear Sirs,

Name of the company:	**West Japan Railway Company**
Representative:	Masao Yamazaki President and Representative Director
Code No.:	No. 9021; 1st sections of Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange and Fukuoka Stock Exchange
Further inquiries:	Michio Utsunomiya General Manager of Corporate Communications Department Tel.: (06) 6375-8889
Name of the company:	**Mitsukoshi Isetan Holdings Limited**
Representative:	Shinichi Muto Chairman and Representative Director
Code No.:	No. 3099; 1st section of Tokyo Stock Exchange
Further inquiries:	Koji Kawanobe Manager of Corporate Communication Group, General Affairs Department, Administration Division Tel.: (03) 5843-5115
Name of the company:	**West Japan Railway Isetan Limited**
Representative:	Keiichi Kurosawa President and Representative Director
Further inquiries:	Yoshihiro Miyazaki General Manager of General Affairs Department Tel.: (075) 342-5600

Operator of Department Store Business in Osaka Station New North Building

As previously publicized, the Osaka Station New North Building has been developed with a plan to invite a department store operated by Mitsukoshi, Ltd. as a core tenant.

Subsequently, however, West Japan Railway Company and Mitsukoshi Isetan Holdings Limited, which was established as of April 1, 2008, have come to a realization that it is necessary to combine the forces of their respective groups to make the department store a more attractive commercial establishment as the core of the north area of Osaka Station and acquire support from customers and further enhance the ability to pull in more customers. Thus, notice is hereby given that both companies have determined to make West Japan Railway Isetan Limited, which is a consolidated subsidiary of West Japan Railway Company and an equity-method affiliate of Isetan Company Limited, the operator of department store business in the Osaka Station New North Building.

1. Outline of the department store

1)	Location:	Department store zone of JR Osaka Station New North Building on the 2nd floor in the basement to the 10th floor above the ground
2)	Description:	JR Osaka Mitsukoshi Isetan (tentative name)
3)	Area:	Approximately 50,000㎡
4)	Inauguration:	Spring of 2011 (expected)
5)	Sales target:	¥55,000 million or more (for one year after inauguration)

2. Future preparatory system

1)	Opening preparatory office:	To be set up within West Japan Railway Isetan Limited during April 2008
2)	General manager of the opening preparatory office (candidate):	Tatsuya Ito (currently, Executive Officer and General Manager of Human Resources Department, Isetan Company Limited) As of April 8, 2008: Executive Officer, Operating Policy Division, Mitsukoshi Isetan Holdings Limited

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Schedule 1:

Outline of the Osaka Station New North Building

1)	Gross floor area	Approximately 210,000㎡
2)	Height:	Higher wing: Approximately 150m
		Lower wing: Approximately 78m
3)	Floors:	3 floors in the basement and 28 floors above the ground
4)	Major functions:	Department store, specialty stores, offices, entertainment facilities, etc.
5)	Business operators:	Osaka Terminal Building Co., Ltd. and West Japan Railway Company

Outline of West Japan Railway Isetan Limited

1)	Location:	901, Higashi-Shiokojicho, Karasumadori koji-sagaru, Shimogyo-ku, Kyoto City
2)	Representative:	Keiichi Kurosawa
3)	Incorporation:	October 1, 1990
4)	Stated capital:	¥6,000 million
5)	Net sales:	¥67,300 million (for the year ended March 31, 2007)

State of development of the Osaka Station New North Building

December 2003:	Development plan publicized
October 2006:	Groundbreaking
Spring 2011:	Inauguration (expected)

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END